FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of May 2001

SUN INTERNATIONAL HOTELS LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F               X                                 Form 40-F
                  --------------                                           --------------
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                                                       No                     X
                  --------------                                           --------------

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): N/A

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2001
                                    SUN INTERNATIONAL HOTELS LIMITED

                                    By:           /s/Charles D. Adamo
                                                  -------------------
                                    Name:         Charles D. Adamo
                                    Title:        Executive Vice President
                                                  Corporate Development and General Counsel

EXHIBIT LIST

Exhibit           Description                                                Page No.
-------           -----------                                                --------

1.                Press Release dated 5/03/01
                  First Quarter Earnings                                        4

2.                Promissory Note for $17,500,000 between Colony RIH
                  Holdings, Inc. and Sun International North America, Inc.,
                  dated as of April 25, 2001.                                   9

Sun International

FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: 1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL ANNOUNCES

2001 FIRST QUARTER EARNINGS

PARADISE ISLAND, The Bahamas, May 3, 2001 – Sun International Hotels Limited (NYSE: SIH) reported net income for the quarter, before non-recurring items of $32.9 million, compared to earnings of $27.4 million in the same period last year. Earnings per share for the period, excluding non-recurring items, were $1.20 compared to pro-forma earnings for the sale of Resorts Atlantic City of $0.97 for the same period last year, an increase of 24%. Non-recurring items included pre-opening costs and the sale of real estate at the Company’s Paradise Island operation. The average number of shares outstanding during the quarter declined by 17% as a result of stock repurchases that were completed last year.

Including the non-recurring items referred to above, the Company generated earnings in the quarter of $33.2 million, compared to net income of $27.3 million for the same period last year.

The increase in recurring earnings for the quarter was due mainly to higher EBITDA contributions from Atlantis and Mohegan Sun and the elimination of losses from Resorts Atlantic City. Interest expense was higher in the quarter due to a reduction in capitalized interest arising from the completion of the Ocean Club and Ocean Club Golf Course development projects.

Paradise Island

The Company’s flagship Paradise Island operations generated EBITDA of $50.8 million, a 6% increase over the $47.8 million that was achieved during the same period last year. The property’s resort operations performed very well during the quarter. Atlantis improved its occupancy levels by five percentage points, increasing from 85% last year to 90% for this quarter, while maintaining its average room rate at $284.

The expanded Ocean Club enjoyed a successful full first quarter of operations. The property has been expanded, through the addition of 40 new luxury rooms and 10 suites, bringing the room count to 107. The expansion also included the upgrading and addition of several public spaces, as well as a new beachfront restaurant, Dune, operated by well-known restaurateur Jean-Georges Vongerichten. Despite doubling the size of the hotel, the property achieved an average occupancy of 73%, compared to 74% last year, while the average room rate increased by 9% to $739.

The new Ocean Club Golf Course hosted the Michael Jordan Celebrity Classic in January 2001. Extensive publicity for the Company’s Paradise Island facilities was achieved by the televising of the tournament in the United States on the NBC network. The course was opened to resort guests immediately after the conclusion of the tournament.

Connecticut

The Mohegan Sun Casino continued to record growth in gross operating revenues over the same period last year. In terms of the Company’s agreements with Trading Cove Associates, the Company’s share of Trading Cove Associate’s net income from Mohegan Sun income was $7.0 million for the quarter compared to $4.6 million in the prior year. Trading Cove Associates receives payments of 5% of gross revenues of the Mohegan Sun with effect from January 1, 2000.

The property is currently on track with its budgeted $960 million expansion, which will include 115,000 additional square feet of gaming space, a 1,200-room luxury hotel, a 100,000-square foot convention center, a 10,000-seat events center and additional retail and restaurant facilities. It is anticipated that the new casino will open in October 2001 with the hotel opening in April 2002. The payments due to Trading Cove Associates will be based on gross revenues of the expanded Mohegan Sun complex.

Other Matters

During April 2001, the Company completed the sale of Resorts Casino Hotel to an affiliate of Colony Capital LLC for an adjusted purchase price of $144.5 million. At the closing, the Company received $127 million in cash and $17.5 million of Subordinated Notes. The Subordinated Notes have a maturity of seven years and bear interest at 12.5% per annum. The interest is payable 50% in cash and 50% in additional Subordinated Notes. The $127 million in cash was used to permanently reduce debt under the Company’s Bank Credit Agreement. In addition, Colony has a two-year option to acquire certain undeveloped real estate adjacent to the Resorts Casino Hotel for a purchase price of $40 million, which option can be extended for an additional two years under certain circumstances.

Inquiries should be directed to John Allison, Executive Vice President - Chief Financial Officer of Sun International Hotels Limited at 1.242.363.6016

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.

(Condensed Consolidated Statements of Operations and Summary Segment Data are attached)

                         Sun International Hotels Limited
                   Condensed Consolidated Statements of Operations
                   (In Thousands of Dollars Except Per Share Data)
                                     (Unaudited)

                                                           For the Three Months
                                                             Ended March 31,
                                                      ------------------------------

                                                           2001             2000
                                                      -------------    -------------

 Revenues:
       Casino and resort revenues                        $ 151,793        $ 200,872
       Less: promotional allowances                         (8,801)         (15,078)
                                                      -------------    -------------
                                                           142,992          185,794
       Tour operations                                      10,626            8,621
       Management and other fees                            10,116            7,749
       Real estate related                                   4,864                -
       Other                                                   771              729
                                                      -------------    -------------
                                                           169,369          202,893
                                                      -------------    -------------

 Expenses:
       Casino and resort expenses                           71,936          112,158
       Tour operations                                       9,398            7,969
       Selling, general and administrative                  21,727           25,405
       Real estate related                                   1,266                -
       Corporate expenses                                    5,992            5,794
       Depreciation and amortization                        11,505           14,355
       Pre-opening expenses                                  3,257               31
                                                      -------------    -------------
                                                           125,081          165,712
                                                      -------------    -------------

 Operating income                                           44,288           37,181

 Other income and expenses:
       Interest income                                       2,749              841
       Interest expense, net of capitalization             (14,210)         (11,476)
       Equity in earnings of associated companies            1,823            1,145
                                                      -------------    -------------

 Income before income taxes                                 34,650           27,691

 Provision for income taxes                                 (1,427)            (354)
                                                      -------------    -------------

 Net income                                               $ 33,223         $ 27,337
                                                      =============    =============

 Diluted earnings per share                                 $ 1.21           $ 0.83

 Weighted average number of shares outstanding (1)          27,410           33,080

 (1)   Includes the effect of outstanding stock options.

                      Sun International Hotels Limited
                            Summary Segment Data
                                (In Millions)
                                 (Unaudited)

                                                    For the Three Months
                                                      Ended March 31,
                                               -------------------------------
                                                   2001             2000
                                               --------------   --------------
Paradise Island Operations
     Gross revenues (1)                              $ 151.8          $ 138.9
       Casino                                           42.4             43.8
       Hotel (2)                                       109.4             95.1

     EBITDA (3)                                       $ 50.8           $ 47.8

     Atlantis
       Occupancy rate                                    90%              85%
       Average room rate                               $ 284            $ 286

Resorts Atlantic City
     Gross revenues                                      $ -           $ 62.0
       Casino                                              -             51.5
       Hotel                                               -             10.5

     EBITDA                                              $ -            $ 1.3

(1)    The three month period of 2001 excludes revenue of  $4.9 million from Ocean Club Estates lot sales.
(2)    Excludes results of the Company's wholly owned tour operator.
(3)    The three month period of 2001 excludes a gain of  $3.6 million from Ocean Club Estates lot sales.  The three month periods of 2001 and 2000 exclude pre-opening expense of $1.5 million and $31,000, respectively.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED
(THE "ACT"), AND MAY NOT BE OFFERED OR SOLD UNLESS REGISTERED PURSUANT TO SUCH
ACT OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. IN ADDITION,
THIS NOTE MAY NOT BE TRANSFERRED TO ANY PERSON WHO IS NOT AN ELIGIBLE PERSON (AS
DEFINED IN THIS NOTE).

                                 PROMISSORY NOTE

$17,500,000                                                   New York, New York
                                                              April 25, 2001

                              W I T N E S S E T H :

               FOR VALUE RECEIVED, the undersigned, COLONY RIH HOLDINGS, INC., a
Delaware corporation (the "Company"), hereby promises to pay to the order of SUN
INTERNATIONAL NORTH AMERICA, INC., a Delaware corporation having an office at
1415 East Sunrise Blvd., Fort Lauderdale, Florida 33303 ("SINA"), or its
permitted assigns, the principal sum of SEVENTEEN MILLION FIVE HUNDRED THOUSAND
DOLLARS ($17,500,000) on the dates specified herein, with interest on the unpaid balance of such amount from the date hereof at the rate of interest specified herein.

1.      DEFINITIONS

               Capitalized terms and other defined terms used in this Note (as such term is hereinafter defined) shall (unless otherwise provided elsewhere in this Note) have the meanings given to them in Annex 1 hereto.

               Except as otherwise provided in this Note, all computations and determinations as to accounting or financial matters (including financial covenants) shall be made in accordance with GAAP consistently applied for all applicable periods, and all accounting or financial terms shall have the meanings ascribed to such terms by GAAP. All financial statements to be delivered pursuant to this Note shall be prepared in accordance with GAAP.

               All other undefined terms contained in this Note shall, unless the context indicates otherwise, have the meanings provided for by the Code as in effect in the State of New York to the extent the same are used or defined therein.

               The words "include", "includes", "including" and "such as" shall be construed as if followed by the phrase "without limitation."

               The words "herein," "hereof" and "hereunder" and other words of similar import refer to this Note as a whole, as the same may from time to time be amended, modified or supplemented and not to any particular section, subsection or clause contained in this Note.

               Unless the context otherwise requires, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, the feminine and the neuter.

               In the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including" and the words
"to" and "until" each mean "to but excluding" and the word "through" means "to and including".

2.      TERMS OF PAYMENT

          2.1.  Principal.  The Company  shall pay the entire  unpaid  principal amount of this Note,  together  with  accrued and unpaid  interest  thereon through the date of such payment, on April 25, 2008.

          2.2. Optional Prepayment. The Company may, at any time, upon ten days'
     prior written notice,  prepay the outstanding principal amount of this Note or any Accrued  Interest  Note,  without  premium or  penalty,  in whole or ratably in part, together with accrued and unpaid interest thereon, through the date of such  prepayment  on the  principal  amount  prepaid.  Any such prepayment by the Company shall be applied in the following order: (i) then due and  payable  fees and  expenses;  (ii) then due and  payable  interest payments on the Notes; and (iii) the principal of the Notes.

          2.3. [Intentionally Omitted]

          2.4. Interest.

          (a). The Company  shall make payments to the Holder of interest at the
     Applicable  Rate  on  the  outstanding   principal   amount  of  the  Notes
     semi-annually  in  arrears  on  April  15  and  October  15 of  each  year, commencing  October 15, 2001 (each of the foregoing,  an "Interest  Payment
     Date"),  such  payments to be made as follows:  On October  15,  2001,  the
     Company  shall pay such interest by: (i) making a cash payment to Holder in the aggregate amount of all interest accrued at the Pay Rate from April 25,
     2001 through  October 14, 2001 and (ii)  delivering a Note to Holder in the form attached hereto as Exhibit A (each, an "Accrued Interest Note") in the amount of all  interest  accrued at the  Accrual  Rate from April 25,  2001 through  October  14,  2001.  In the  case of each  Interest  Payment  Date thereafter,  commencing  April 15, 2002, the Company shall pay interest by:
     (i) making a cash payment to Holder in the aggregate amount of all interest accrued at the Pay Rate from the last  Interest  Payment  Date  through the date  preceding the current  Interest  Payment Date and (ii)  delivering an
     Accrued  Interest Note in the amount of all interest accrued at the Accrual
     Rate from the last  Interest  Payment Date through the date  preceding  the current  Interest  Payment  Date.  Each  Accrued  Interest  Note shall bear interest on the unpaid  principal amount thereof at the Applicable Rate. As provided in the Accrued  Interest  Notes,  the Company may pay up to 50% of
     the interest  payable on any Accrued Interest Notes (but not at the time of maturity  (whether at stated  maturity,  by  acceleration  or otherwise) or prepayment  (whether  mandatory or voluntary) of the principal  thereof) by the issuance of additional Accrued Interest Notes. All payments of interest hereunder  shall be computed on the basis of a 365-day  year for the number of days elapsed.

          (b).  If any  payment on this Note  becomes  due and  payable on a day other than a Business  Day, the maturity  thereof  shall be extended to the next  succeeding  Business  Day and,  with  respect to payments of interest thereon,  shall  be  payable  at  the  then  Applicable  Rate  during  such extension.

          (c). So long as any Event of Default shall be continuing, all interest shall be  payable in cash,  no  further  Accrued  Interest  Notes  shall be permitted to be  delivered,  and the interest  rate  applicable  to (i) the outstanding  principal  amount of the Notes,  (ii) any  accrued  and unpaid interest  that is past due, and (iii) any other payment on this Note or any
     Accrued  Interest Note that is past due, shall be increased by 2% per annum above the rate otherwise applicable,  which interest under clauses (ii) and
     (iii) shall be due and payable on demand.

          (d).  Notwithstanding  anything  to the  contrary  set  forth  in this
     Section 2.3, if at any time until the  Maturity  Date the  Applicable  Rate exceeds the  highest  rate of  interest  permissible  under any law which a court of  competent  jurisdiction  shall,  in a final  determination,  deem applicable hereto (the "Maximum Lawful Rate"),  then, in such event, and so long as the Maximum Lawful Rate would be so exceeded,  the rate of interest payable  hereunder  shall be equal to the Maximum  Lawful  Rate;  provided, however,  that, to the extent  permitted by applicable  law, if at any time thereafter  the  Applicable  Rate is less than the Maximum Lawful Rate, the
     Company shall continue to pay interest hereunder at the Maximum Lawful Rate until such time as the total interest received by Holder hereunder is equal to the total  interest  which Holder would have received had the Applicable
     Rate been (but for the  operation  of this  paragraph)  the  interest  rate payable  since the date  hereof.  Thereafter,  the  interest  rate  payable hereunder shall be the Applicable Rate unless and until the Applicable Rate again exceeds the Maximum Lawful Rate, in which event this paragraph  shall again  apply.  In no event  shall the  total  interest  received  by Holder pursuant to the terms hereof exceed the amount which Holder could  lawfully have received had the interest due hereunder  been  calculated for the full term  hereof at the Maximum  Lawful  Rate.  If the  Maximum  Lawful Rate is
     calculated pursuant to this paragraph, such interest shall be calculated at a daily rate equal to the Maximum Lawful Rate divided by the number of days in the year in which  such  calculation  is made.  If a court of  competent jurisdiction,  notwithstanding the provisions of this Section 2.4(d), shall make a final  determination  that Holder has received interest hereunder in excess of the Maximum Lawful Rate, Holder shall, to the extent permitted by applicable  law,  promptly  apply such excess first to any interest due and not yet paid  under  its  Note,  then to the  principal  amount of its Note
     (without  premium  or  penalty),  then  to  other  unpaid  Obligations  and thereafter  shall  refund  any  excess  to the  Company  or as a  court  of competent jurisdiction may otherwise order.

          2.5.  Receipt of Payment.  The Company  shall make each payment  under this Note not later than 1:00 p.m. (New York City time) on the Business Day when due, in lawful money of the United States of America,  in  immediately available  funds  to  Holder's  depository  bank in the  United  States  as designated  by Holder from time to time for deposit in Holder's  depositary account,  except that interest paid in the form of Accrued  Interest  Notes shall  be paid by  mailing  such  Accrued  Interest  Notes to  Holder.  For purposes only of computing  interest  hereunder,  all payments  (other than interest  paid in the form of Accrued  Interest  Notes) shall be applied by
     Holder  to its Note on the day  payment  has been  received  by  Holder  in immediately available funds.

3.      FINANCIAL STATEMENTS AND INFORMATION

          3.1. Reports and Notices.  The Company covenants and agrees that, from and after the date hereof and until the Maturity  Date, it shall deliver to
     Holder:

          (a).  Within 45 days after the end of the first three fiscal  quarters of each Fiscal  Year,  (i) a copy of the  unaudited  balance  sheets of the
     Company  Parties as of the close of such quarter and related  statements of income and cash flows for that  portion of the Fiscal Year ending as of the close of such  quarter,  and  (ii) a copy of the  unaudited  statements  of income of the Company Parties for such quarter,  all prepared in accordance with GAAP (subject to normal year end  adjustments)  and accompanied by the certification of the chief executive  officer or chief financial officer of the Company that all such financial statements present fairly in accordance with GAAP (subject to normal year end adjustments) the financial  position, the results of operations  and the cash flows of the Company  Parties as of the end of such  quarter and for the portion of the fiscal year then ended, and that there was no Default or Event of Default in  existence  as of such time (or if any such Default or Event of Default then  existed,  describing the nature  thereof  and any action  taken or  proposed  to be taken by the
     Company with respect thereto).

          (b). Within 90 days after the close of each Fiscal Year, a copy of the annual audited financial statements of the Company Parties, consisting of a balance  sheet and  statements  of income and  retained  earnings  and cash flows,  setting forth in comparative  form in each case the figures for the previous fiscal year (if any), which financial statements shall be prepared in  accordance  with GAAP,  certified  by a firm of  independent  certified public accountants of recognized  national standing selected by the Company and reasonably acceptable to the Majority Holders, and accompanied by (i) a report from such  accountants to the effect that, in connection  with their audit  examination,  nothing has come to their  attention  to cause them to believe  that a Default or Event of Default  has  occurred  (or if any such
     Default or Event of Default has occurred, describing the nature thereof and any action taken by the Company with respect  thereto)  (which  certificate may be limited or eliminated to the extent required by accounting  rules or guidelines),  and (ii) a certification  of the chief  executive  officer or chief financial  officer of the Company that all such financial  statements are complete  and correct and present  fairly in  accordance  with GAAP the financial  position,  the results of  operations  and the cash flows of the
     Company  Parties as at the end of such year and for the  period  then ended and that there was no Default or Event of Default in  existence  as of such time (or if any such Default or Event of Default then  existed,  describing the nature  thereof  and any action  taken or  proposed  to be taken by the
     Company with respect thereto).

          (c). As soon as practicable, but in any event within five (5) Business
     Days after the Company  becomes  aware of the  existence  of any Default or
     Event of Default  telephonic or telegraphic or other written or oral notice specifying the nature of such Default or Event of Default, which notice, if oral, shall be promptly confirmed in writing within five (5) days.

          Whether or not the Company is subject to the reporting requirements of
     Section 13 or 15(d) of the  Exchange  Act,  the Company  shall  provide the
     Holder  with such  annual  reports  and other  information,  documents  and reports (but excluding  schedules and exhibits thereto) as are specified in
     Section 13 and 15(d) of the Exchange Act, such  information,  documents and reports to be so  provided  at the times  specified  for the filing of such
     information,   documents  and  reports  under  such  sections,   except  no
     information,  documents  and reports for periods prior to December 31, 2001 shall be required.

          3.2.  Communication  with  Accountants.  Subject to Section  3.3,  the
     Company authorizes Holder, upon prior notice to the Company, to communicate directly with its independent  certified public  accountants and authorizes those  accountants  to disclose to Holder any and all financial  statements and other supporting  financial documents and schedules including copies of any management letter with respect to the business, financial condition and other affairs of any Company Party. The Company shall be entitled to have a representative  present  during all such  communications  or  meetings.  If requested  by Holder  following  the  selection  of such  accountants,  the
     Company shall deliver a letter  addressed to such  accountants  instructing them to comply with the provisions of this Section 3.2.

          3.3. Access.  Holder and any of its officers,  employees and/or agents
     shall   have  the  right,   exercisable   as   frequently   as  Holder  (or
     representative  thereof)  reasonably  determines to be appropriate,  during normal  business  hours and upon  reasonable  prior notice,  to inspect the properties  and  facilities  of the Company and to inspect,  audit and make extracts from all of the Company's  records,  files,  and books of account.
     All  information  sought  by  Holder  under  Sections  3.2 and 3.3 shall be limited  solely to  information  directly  related  to the  ability  of the
     Company to repay the  Obligations  or comply with  covenants  hereunder and shall  be  subject  to the  confidentiality  provisions  of  Section  8.12.
     Notwithstanding  the  provisions  of Section 3.2 or 3.3, no Holder shall be entitled to receive or inspect  information which the Company in good faith believes is inappropriate to give to a competitor  (including marketing and player  information)  and only SIHL (and not any other  Holder other than a
     Holder that is a  Subsidiary  of SIHL) shall be entitled to the benefits of
     Sections 3.2 and 3.3.

4.      AFFIRMATIVE COVENANTS

          The Company  covenants and agrees with respect to the Company and each other  Company  Party that,  unless the Majority  Holders  shall  otherwise consent in writing,  from and after the date hereof and until the  Maturity
     Date:

          4.1.  Maintenance  of Existence and Conduct of Business.  Each Company
     Party shall (a) do or cause to be done all things necessary to preserve and keep in full force and  effect its  corporate  existence,  and its  rights, licenses,  privileges and franchises;  (b) continue to conduct its business
     substantially  as  now  conducted  or  as  otherwise   permitted  hereunder
     (including  ownership and operation of the Casino Property by RIH); and (c)
     at all times,  consistent with industry practices,  maintain,  preserve and protect all of its  trademarks,  trade names,  patents,  copyrights,  trade secrets, know-how and other intellectual property (except where the failure to do so is not reasonably  likely to have a Material Adverse Effect),  and preserve all the  remainder of its  property,  in use in the conduct of its business,  and keep the same in good repair,  working  order and  condition
     (taking into  consideration  ordinary  wear and tear) and from time to time make,  or cause to be made,  all needful and proper  repairs,  renewals and replacements,  betterments  and  improvements  thereto so that the business carried on in  connection  therewith  may be  properly  and  advantageously conducted at all times.

          4.2. Payment of Charges.  (a). Subject to Sections 4.2(b) and 4.2 (c),
     and except  where the failure to do so is not  reasonably  likely to have a
     Material  Adverse Effect  individually  or in the  aggregate,  each Company
     Party shall pay and discharge or cause to be paid and  discharged  promptly all (A)  Charges  imposed  upon it, its income and  profits,  or any of its property  (real,  personal  or  mixed),  and (B)  lawful  claims for labor, materials,  supplies  and services or  otherwise  before any thereof  shall become in default.

          (b). A Company Party may in good faith,  in lieu of payment,  contest, by proper  legal  actions or  proceedings,  the  validity  or amount of any
     Charges or claims  arising under Section  4.2(a),  and may permit a Lien to exist for such Charges or claims during such action or proceeding, provided that at the time of  commencement  of any such  action or  proceeding,  and during the pendency thereof,  (i) no Default or Event of Default shall have occurred; (ii) adequate reserves with respect thereto are maintained on the books of such Company Party,  in accordance  with GAAP;  (iii) such contest operates to suspend  collection of the  contested  Charges or claims and is maintained and prosecuted  continuously  with diligence;  (iv) such Company
     Party  shall  promptly  pay or  discharge  such  contested  Charges and all additional  charges,  interest,  penalties and expenses,  if any, and shall upon  request  from a  Holder  deliver  to  such  Holder  evidence  of such compliance,  payment  or  discharge,  if  such  contest  is  terminated  or discontinued  adversely to such Company Party, and in any event at least 15 days  before the date on which any  property of such  Company  Party may be sold or transferred because of nonpayment of such Charges or claims.

          (c).  Notwithstanding  anything to the  contrary  contained in Section
     4.2(b)  above,  a Company  Party shall have the right to pay the Charges or claims  arising  under  Section  4.2(a)(ii)  and  thereafter  in good faith contest, by proper legal actions or proceedings,  the validity or amount of such Charges or claims.

          4.3. Books and Records. Each Company Party shall keep adequate records and books of account  with  respect to its  business  activities,  in which proper entries,  reflecting all of its financial transactions,  are made in accordance with GAAP.

          4.4. Litigation. The Company shall notify Holder in writing, within 15 days after  learning  thereof,  of any  litigation  commenced  against  any
     Company  Party  involving  injunctive  relief  reasonably  likely to have a
     Material  Adverse Effect,  amounts in excess of $5 million or other amounts reasonably likely to have a Material Adverse Effect.

          4.5. Insurance.  Each Company Party shall maintain insurance covering, without  limitation,  fire, theft,  burglary,  public  liability,  property damage,  product  liability,  workers'  compensation  and  insurance on its property  and assets in amounts  customary  for the  industry in which such
     Company  Party  operates  under  usual  and  customary  policies  issued by reputable insurers.

          4.6.  Compliance  with Law.  Each Company  Party shall comply with all
     Federal,  state and local laws and regulations applicable to it, including, without  limitation,  all Gaming  Laws,  those  regarding  the  collection, payment and deposit of employees' income,  unemployment and social security taxes and those relating to environmental  matters except where the failure to do so is not reasonably likely to have a Material Adverse Effect

          4.7.  Delivery  of Credit  Agreement  Amendments.  The  Company  shall promptly deliver copies to Holder of any amendments,  extensions, renewals, replacements,  or waivers that may be entered into by any Company  Party or granted by Lender with respect to the Operating  Company Debt or the Credit
     Agreement.

          4.8. Ranking. The Notes constitute unsecured senior obligations of the
     Company and are not,  and will not be,  subordinate  in right of payment to any other Indebtedness of the Company. The Notes rank, and will continue to rank, pari passu in right of payment with all future Indebtedness issued by the  Company  permitted  under the Notes  (except  the Notes rank senior in right of payment to future Indebtedness issued under clause (iv) of Section
     5.3).

5.      NEGATIVE COVENANTS

          The Company  covenants  and agrees  that,  without  the prior  written consent of the Majority  Holders,  from and after the date hereof and until the Maturity Date:

          5.1. Mergers, Etc. (a) No Company Party shall, directly or indirectly, by operation of law or otherwise,  merge with, consolidate with, amalgamate with or acquire all or substantially all of the assets or capital stock of, or otherwise  combine  with,  any Person,  (b) no Company  Party will sell, lease or otherwise  transfer all or substantially  all of its assets unless at the time of  consummation  thereof all the  outstanding  Obligations are repaid in full and (c) no Company  Party  shall  create  any  Subsidiaries;
     provided, however, that the foregoing clauses shall not prohibit:

          (i). mergers,  consolidations and amalgamations  involving any Company
     Party the sole purpose of which is to reincorporate  the Company Party in a new jurisdiction;

          (ii). Investments to the extent permitted by Section 5.2;

          (iii).  the  consummation  of the  Transactions in accordance with the
     Transaction Documents; and

          (iv). any Wholly-Owned Subsidiary of the Company may transfer Property to  any  other  Wholly-Owned  Subsidiary  of the  Company  and  may  merge, consolidate  or  amalgamate  with and into the Company or any  Wholly-Owned
     Subsidiary of the Company.

          5.2. Investments. No Company Party shall, directly or indirectly, lend money or credit or make advances to any person,  or purchase or acquire any stock,  obligations  or securities  of, or any other interest in (including any Equity Interest or any Equity Right), or make any capital  contribution to, any other  person,  or purchase or own a futures  contract or otherwise become liable for the purchase or sale of currency or other  commodities at a future date in the nature of a futures contract or permit to exist any of the foregoing (all of the foregoing, collectively,  "Investments"),  except that the following shall be permitted:

          (a) the Company Parties may consummate the  Transactions in accordance with the provisions of the Transaction Documents;

          (b) each Company Party may have the Investments identified on Schedule
     5.2;

          (c) each Company Party may (i) acquire and hold  accounts  receivables owing to any of them if  created  or  acquired  in the  ordinary  course of business and payable or  dischargeable  in accordance with customary terms,
     (ii) acquire and hold cash and Cash Equivalents,  (iii) endorse  negotiable instruments  for collection in the ordinary  course of business,  (iv) make lease,  utility  and  other  similar  deposits  in the  ordinary  course of business;

          (d) each  Company  Party  may  enter  into  Interest  Rate  Protection
     Agreements  to the extent  permitted  by Section 5.3 and may enter into and perform its obligations  under Swap Contracts  entered into in the ordinary course of business and so long as any such Swap Contract is not speculative in  nature  and  is  entered  into  to  protect  a  Company  Party  against fluctuations in the prices of raw materials used in their businesses;

          (e) each  Company  Party may make  Investments  in any  other  Company
     Party,  except any  Investment  in any joint  venture or  Subsidiary of the
     Company  that is not a  Wholly-Owned  Subsidiary  of the  Company  shall be limited as set forth in clauses (f) and (j) below;

          (f)  CRA  and  its   Subsidiaries   may   establish   non-Wholly-Owned
     Subsidiaries  and/or  joint  ventures  to the  extent  that  the  aggregate
     Investments by all Company  Parties in such  non-Wholly-Owned  Subsidiaries and/or joint ventures shall not exceed $2.5 million outstanding at any time
     (after giving effect to  distributions  in respect of such  Investments and net cash proceeds from the sale or other disposition thereof);

          (g) each Company  Party may make  Investments  in  securities of trade creditors or customers  received  pursuant to any plan of reorganization or similar  arrangement  upon  the  bankruptcy  or  insolvency  of such  trade creditors or customers;

          (h)  each  Company  Party  may  make   Investments   as  a  result  of
     consideration  received in connection with an asset sale made in compliance with this Note;

          (i) RIH may make Investments in connection with its annual  investment alternative tax obligation;

          (j)  any  Company   Party  may  make   Investments   in   Wholly-Owned
     Subsidiaries  or other persons  acquired in connection with the exchange of
     Warehouse  Assets for other warehouse assets and related assets but only so long as relating to Warehouse Assets and related assets; and

          (k) any  Company  Party may make  Investments  consisting  of  moving,
     entertainment   and  travel   expenses,   drawing   accounts   and  similar
     expenditures made to officers, directors and employees made in the ordinary course of  business  not to exceed an  aggregate  amount of $500,000 at any time outstanding for all Company Parties.

          5.3.  Indebtedness.  No Company Party shall create,  incur,  assume or permit to exist any  Indebtedness,  except (i) the  Operating  Company Debt
     (including  guarantees  thereof),  (ii) the  Obligations,  (iii) secured or unsecured  Indebtedness  incurred in connection  with financing the working capital  requirements  of any  Company  Party in an  amount  not to  exceed
     $500,000  (less the amount  provided in  connection  with or as part of the
     Operating  Company  Debt) in the  aggregate  for all Company  Parties  (the
     "Working  Capital  Facility"),  (iv) in the case of the Company,  unsecured
     Indebtedness  which is  subordinated  on terms  acceptable  to the Majority
     Holders in their sole discretion,  (v) in the case of any Subsidiary of the
     Company, any of the following: (A) Indebtedness actually outstanding on the
     Closing Date and any refinancing thereof (excluding  Operating Company Debt which is  covered  by clause  (i)  above) so long as the  principal  amount thereof is not  increased  (except by any  amount  equal to any  reasonable premium  or other  payment  required  to be paid in  connection  with  such refinancing, plus the amount of fees and reasonable expenses of any Company
     Party incurred in connection with such  refinancing),  (B)  Indebtedness of any Company Party under Interest Rate Protection Agreements entered into in compliance with the  requirements of Operating  Company Debt and such other non-speculative  Interest Rate Protection  Agreements  which may be entered into from time to time by any such Subsidiary, (C) Indebtedness owed by one
     Subsidiary  of the Company to the Company or a  Wholly-Owned  Subsidiary of
     the Company,  (D) Indebtedness  under performance  bonds,  letter of credit obligations to provide security for worker's  compensation  claims and bank overdrafts,  in each case  incurred  in the  ordinary  course of  business;
     provided  that  any  obligations  arising  in  connection  with  such  bank overdraft  Indebtedness  is  extinguished  within five Business  Days,  (E)
     Indebtedness  in respect of Purchase  Money  Obligations  and Capital Lease
     Obligations  (including  synthetic  leases)  and  refinancings  or renewals thereof,  in an aggregate  amount not to exceed at any time  outstanding $5 million  for  all  Company  Parties,  (F)  Contingent  Obligations  of  any
     Subsidiary of the Company in respect of  Indebtedness  otherwise  permitted hereunder,  and (G)  additional  unsecured  debt of any  Subsidiary  of the
     Company not to exceed $5 million in aggregate  principal amount at any time outstanding  for  all  such  Subsidiaries,  (vi)  Indebtedness  arising  in connection  with  endorsement  of  instruments  for deposit in the ordinary course of  business,  and (vii)  Contingent  Obligations  of the Company in
     respect of Interest Rate Protection Agreements permitted hereunder.

          5.4. [Intentionally Omitted.]

          5.5. Capital Structure.  The Company at all times will continue to own directly or indirectly all the outstanding capital stock of RIH and CRA.

          5.6.  Maintenance  of Business.  No Company  Party shall engage in any business  other than the  business  currently  engaged in or proposed to be conducted by a Company Party and activities reasonably related thereto.

5.7. Transactions with Affiliates. No Company Party shall enter into or be a party to, or otherwise permit to exist, any transaction with any Affiliate of a
Company Party, except in the ordinary course of and pursuant to the reasonable requirements of such Company Party's business, and upon fair and reasonable terms that are no less favorable to such Company Party than the Company Party would obtain at the time of such transaction in a comparable arm's length transaction with a Person not an Affiliate of the Company Party; provided, however, that the provisions of this Section 5.7 shall not apply to (i) employee loans otherwise permitted under this Note, (ii) Investments or other transactions permitted by this Note, (iii) tax sharing agreements, (iv) issuance of equity securities by any Company Party otherwise permitted under this Note,
(v) transactions to the extent not in excess of $500,000 in the aggregate for all such transactions during any Fiscal Year between the Company or any
Wholly-Owned Subsidiary (or any combination of such Persons) on the one hand, and, on the other hand, a non-Wholly-Owned Subsidiary of the Company that is owned entirely by (A) the Company, a Wholly-Owned Subsidiary of the Company or
any combination of such Persons and (B) one or more Persons in which Affiliates of the Company do not have any Equity Interest or any Equity Rights, (vi) fees, salary, bonus, employee stock option, employment agreement, and other compensation arrangements with, and customary indemnity and reimbursement provided on behalf of, officers, directors and employees of any Company Party in the ordinary course of business and (vii) the Transactions.

          5.8. Liens. No Company Party shall create or permit any Lien on any of its properties or assets except:

          (a). Permitted Encumbrances;

          (b). Liens in favor of the lender or lenders under the Working Capital
     Facility; and

          (c). Liens permitted by Section 4.2(b) hereof.

          5.9.  Capital  Expenditures.  No  Company  Party  shall  make  Capital
     Expenditures  to the extent that they would cause the Capital  Expenditures for all Company Parties, in the aggregate, to exceed $30,000,000 during any
     Fiscal Year.

          5.10.  Restricted Payments. No Company Party shall make any Restricted
     Payments with respect to its Stock except: (i) the Company Parties may make
     Restricted  Payments  consisting  of (A) a repurchase of Stock of a Company
     Party to the extent required by Gaming Laws, (B) a repurchase of Stock of a
     Company  Party in an  aggregate  amount not to exceed $1.0  million for all
     Company  Parties  during any Fiscal Year from  current or former  officers, directors and employees  pursuant to  employment  agreements,  stock option agreements  or other  arrangements  entered into in the ordinary  course of business; (ii) Wholly-Owned Subsidiaries of the Company may make Restricted
     Payments to the Company or other Wholly-Owned  Subsidiaries of the Company;
     and (iii) non-Wholly-Owned  Subsidiaries of the Company may make Restricted
     Payments to its equity holders generally so long as the Company, CRA or its respective  Subsidiary  which owns the equity  interest  or interest in the non-Wholly-Owned  Subsidiary  making such  Restricted  Payment  receives at least its  proportionate  share  thereof  (based upon its  relative  equity interests in the Subsidiary making such Restricted Payment).

          5.11.  Certain  Asset Sales.  No Company  Party shall sell,  transfer, lease, convey or otherwise dispose of any material assets or properties (an
     "Asset Sale");  provided,  however,  the foregoing shall not prohibit:  (a)
     Asset Sales of used, worn out,  obsolete or surplus Property by any Company
     Party in the ordinary course of business and the abandonment or other Asset
     Sale of  Intellectual  Property that is, in the reasonable  judgment of the
     Company,  no longer  economically  practicable to maintain or useful in the conduct of the business of the Company  Parties  taken as a whole,  (b) any
     Asset Sale for fair  market  value so long as the gross  proceeds  from all
     Asset  Sales  since the  Closing  Date  pursuant  to this clause (b) do not exceed $5.0 million in the aggregate for all Company Parties,  (c) sales of
     Cash  Equivalents in the ordinary course of business,  (d) operating leases of real or personal property and guarantees  thereof in the ordinary course of business, and (e) Asset Sales permitted under Section 5.1, (f) exchanges of  equipment  or  inventory  or  Warehouse  Assets for other  equipment or inventory or warehouse  assets,  provided that the Company Party  effecting such exchange receives at least substantially  equivalent value (including, in the case of Warehouse Assets, Equity Interests in the person owning such
     Warehouse  Assets) in such  exchange for the Property  disposed of, (g) the attachment or granting of any Lien permitted hereunder, and (h) in addition to the Asset Sales  otherwise  permitted under this Section 5.11, any Asset
     Sale for fair  market  value so long as the  gross  proceeds  from all such
     Asset  Sales  since the  Closing  Date  pursuant  to this clause (h) do not exceed $10  million  in the  aggregate  for all  Company  Parties,  the net proceeds  are used to prepay  Operating  Company  Debt and such  prepayment effects a permanent reduction of the amount of such Operating Company Debt.

6.      EVENTS OF DEFAULT; RIGHTS AND REMEDIES

          6.1.  Events  of  Default.  The  occurrence  of any one or more of the following  events  (regardless of the reason  therefor) shall constitute an
     "Event of Default" hereunder:

          (a). The Company  shall fail to make any payment of  principal  of, or interest on, or any other amount owing in respect of, the Obligations  when due and payable,  or declared due and payable,  and such failure shall have remained  unremedied  for a period of five (5) days after the  Company  has received notice of such failure from Holder.

          (b).  The Company  shall fail to perform,  keep or observe (or fail to cause any other  Company  Party to perform,  as the case may be) any of the provisions  of Article 5 of this Note;  provided,  however,  that,  if such failure is capable of remedy, such failure shall not constitute an Event of
     Default  until the first to occur of:  twenty  (20) days after the  Company shall have  received  written  notice of such  failure  from Note Holder or thirty (30) days after the Company  shall  become aware  thereof,  provided that the Company promptly  commences and diligently pursues throughout such twenty (20) day or thirty (30) day period all reasonable  efforts to remedy such failure.

          (c).  The Company  shall fail to perform,  keep or observe (or fail to cause any other Company Party to perform,  keep or observe, as the case may
     be) any other  provision of this Note and the same shall remain  unremedied for a period  ending on the first to occur of  thirty  (30) days  after the
     Company  shall  receive  written  notice of any such failure from Holder or forty five (45) days after the Company shall become aware thereof.

          (d). A default  shall  occur  under any other  agreement,  document or instrument  to which  any  Company  Party is a party or by which any of its property  is bound,  and such  default  results in such  Indebtedness  or a portion thereof in an aggregate amount  exceeding  $3,500,000 to become due prior to its stated  maturity or prior to its regularly  scheduled dates of payment.

          (e). Any of the assets  having a value in excess of  $3,500,000 of any
     Company Party shall be attached, seized, levied upon or subjected to a writ or  distress  warrant,  or come  within  the  possession  of any  receiver, trustee,  custodian  or assignee  for the benefit of creditors of a Company
     Party and shall remain unstayed or undismissed  for sixty (60)  consecutive days;  or any  Person,  other  than a Company  Party,  shall  apply for the appointment of receiver,  trustee or custodian for any of the assets of the
     Company or RIH and such  application  shall remain  unstayed or undismissed for sixty (60) consecutive days.

          (f).  A case or  proceeding  shall  have been  commenced  against  the
     Company  or RIH or any  other  Company  Party  with  assets  in  excess  of
     $500,000,  in a court having  competent  jurisdiction,  seeking a decree or order in respect  of the  Company  or RIH or any other  Company  Party with assets in excess of $500,000 (i) under title 11 of the United  States Code, as now constituted or hereafter amended,  or any other applicable  Federal, state or  foreign  bankruptcy  or other  similar  law,  (ii)  appointing  a custodian,  receiver,  liquidator,  assignee,  trustee or sequestrator  (or similar  official) of such Company Party or of any substantial  part of its properties,  or (iii) ordering the winding-up or liquidation of the affairs of such Company Party and such case or proceeding shall remain  undismissed or  unstayed  for sixty (60)  consecutive  days or such court shall enter a decree or order granting the relief sought in such case or proceeding.

          (g).  The  Company or RIH or any other  Company  Party with  assets in excess of $500,000 shall (i) file a petition  seeking relief under title 11 of the United States Code, as now constituted or hereafter amended,  or any other applicable Federal, state or foreign bankruptcy or other similar law,
     (ii) consent to the institution of proceedings  thereunder or to the filing of any such  petition or to the  appointment  of or taking  possession by a custodian,  receiver,  liquidator,  assignee,  trustee or sequestrator  (or similar  official) of such Company Party or of any substantial  part of its properties, (iii) fail generally to pay its debts as such debts become due, or (iv) take any corporate action in furtherance of any such action.

          (h). Final judgment or judgments (after the expiration of all times to appeal  therefrom)  for the payment of money in excess of $3,500,000 in the aggregate shall be rendered  against a Company Party and the same shall not be (i) fully covered by insurance in accordance with Section 4.5 hereof, or
     (ii) vacated,  stayed,  bonded, paid or discharged within a period of sixty
     (60) days.

          (i).  Any of the Gaming  Approvals  shall be  revoked,  terminated  or suspended  or expire  without  having been  renewed or replaced if the same will have a Material Adverse Effect.

          (j). Any  representation  or warranty made by the Company in this Note or in any certificate,  instrument or written statement  contemplated by or made or delivered pursuant to or in connection with any of the Notes, shall prove to have been incorrect when made in any material respect.

          (k). A Change of Control shall have occurred.

          6.2. Remedies.  If any Event of Default specified in Section 6.1 shall have occurred and be continuing, the Majority Holders may, by notice to the
     Company, declare all Obligations to be forthwith due and payable, whereupon all  such  Obligations  shall  become  and  be  due  and  payable,  without presentment,  demand,  protest or further  notice of any kind, all of which are  expressly  waived by the  Company;  provided,  however,  that upon the occurrence  of an Event of Default  specified  in Section  6.1(e),  Section
     6.1(f) or Section  6.1(g)  hereof,  such  Obligations  shall become due and payable without declaration, notice or demand by any Holder.

          6.3. Waivers by the Company.  Except as otherwise provided for in this
     Note,  the  Company  waives  presentment,  demand and protest and notice of presentment,  dishonor,  notice  of  intent  to  accelerate  and  notice of acceleration.  The Company acknowledges that it has been advised by counsel of its choice with respect to this Note and the  transactions  evidenced by this Note.

7.      REPRESENTATIONS AND WARRANTIES

          The Company  hereby  represents and warrants as of the Closing Date to each Holder as follows:

          7.1.  Organization  and  Standing of the Company and Sole  Subsidiary;
     Ownership.  Each of the Company and CRA is a  corporation  duly  organized, validly  existing  and in good  standing  under  the  laws of the  State of
     Delaware  and has all  requisite  corporate  power  and  authority  for the ownership  and operation of its  properties  and for the carrying on of its business as now conducted and as now proposed to be conducted.  Each of the
     Company and CRA is duly  licensed or  qualified  and in good  standing as a foreign corporation  authorized to do business in all jurisdictions wherein the  character  of the  property  owned or  leased,  or the  nature  of the activities conducted, by it makes such licensing or qualification necessary except  where  the  failure  to do so is not  reasonably  likely  to have a
     Material  Adverse  Effect.  Except  for the  Company's  direct or  indirect ownership of all of the outstanding capital stock of RIH, CRA and New Pier, the Company does not own any capital  stock or other equity or ownership or proprietary interest in any corporation,  partnership,  association, trust, joint venture or other entity.

          7.2. Corporate Action.  The Company has all necessary  corporate power and has taken all corporate  action  required to make all the provisions of this Note, and any other agreements and instruments  executed in connection herewith and therewith,  the valid and enforceable obligations they purport to be.  This  Note  constitutes  the valid and  binding  obligation  of the
     Company,  enforceable  against  the Company in  accordance  with its terms, except as  enforcement  thereof  may be limited by  applicable  bankruptcy, insolvency,  reorganization,  moratorium  or similar  laws  relating  to or affecting creditors' rights generally and by general principles of equity.

          7.3.  Governmental  Approvals.  No authorization,  consent,  approval, license,  exemption  of  or  filing  or  registration  with  any  court  or
     governmental   department,    commission,    board,   bureau,   agency   or
     instrumentality,  domestic or foreign,  is necessary in connection with the issuance by the Company of this Note except those which have been  obtained and are in full force and effect.

          7.4. Litigation.  There is no litigation or governmental proceeding or investigation pending or, to the best knowledge of the Company,  threatened against the Company.

          7.5. Compliance with Law. The Company is in compliance in all respects with the terms and  provisions  of this Note and in all  respects  with the provisions of all judgments,  decrees, governmental orders, statutes, rules and  regulations  to which it and its  properties  and assets  are  subject
     (collectively,  the "Applicable Laws") except where the failure to do so is not  reasonably  likely to have a  Material  Adverse  Effect.  Neither  the
     execution  and  delivery  of  this  Note,  nor  the   consummation  of  any
     transactions  contemplated  hereby  constituted  or  resulted  in,  or will constitute  or result in, a violation of any  provision  of any  Applicable
     Laws except where the same is not reasonably likely to result in a Material
     Adverse  Effect.  CRA has obtained  interim  authorization  from the Gaming
     Authority  allowing it to operate the Casino  Property as it has heretofore been operated.

          7.6.  Title  to  Capital  Stock of RIH.  After  giving  effect  to the
     Closing,  the Company  owns all the capital  stock of CRA, and CRA owns all the capital stock of RIH and New Pier.  Thomas J. Barrack,  Jr. directly or indirectly beneficially owns at least a majority of the Voting Stock of the
     Company as of the Closing Date.

          7.7.  Indebtedness.  The Company  Parties are presently  subject to no
     Indebtedness other than Indebtedness  outstanding  immediately prior to the
     Closing  Date,  the  Notes,  the  Operating  Company  Debt  and  Contingent
     Obligations  in  respect  of  Indebtedness   under  the  Credit   Agreement
     (including   interest  rate   protection   agreements   and  other  hedging
     obligations secured under the related security documents).

          7.8. No Brokers or Finders. No Person has or will have, as a result of the  transactions  contemplated by this Agreement,  any right,  interest or valid  claim  against  or upon  Holder  for any  commission,  fee or  other compensation as a finder or broker because of any act or omission by RIH or the Company or any or their respective agents.

          7.9.  Operating  Company Debt Documents.  The Company has delivered to
     Holder a true and complete  copy of the Credit  Agreement  and all material operative  agreements  entered  into  by any  Company  Party  with  respect thereto.  Schedule 7.9 hereto sets forth a list of such material  operative agreements.

8.      MISCELLANEOUS

          8.1. Complete  Agreement;  Modification of Note. This Note constitutes the  complete  agreement  between the parties  with  respect to the subject matter  hereof.  No amendment or waiver of any provision of this Note,  nor consent to any  departure by the Company  therefrom,  shall in any event be effective  unless the same shall be in  writing  and signed by Holder,  and then  such  waiver  or  consent  shall be  effective  only in the  specific instance and for the specific purpose for which given.

          8.2. Sale of Interest.  (a) Subject to the New Jersey  Casino  Control
     Act, including but not limited to the need for prior approval of a transfer by the New Jersey Casino  Control  Commission,  and  applicable  securities transfer  restrictions,  Holder may, with the consent of the Company (which shall not be unreasonably  withheld or delayed) sell, assign or transfer to one or more other  Persons  all or a portion of its rights and  obligations under any Note held by Holder. Notwithstanding the foregoing, the Company's consent  shall be deemed  given if the  Company  fails to grant or deny its consent  (and in the case of a denial,  with a  specific  statement  of the reasons  therefor)  within ten Business Days of Holder's  request  therefor
     (which  request must specify that the consent  shall be deemed given within such time period in the event of such  failure) and under no  circumstances shall the  Company's  consent be required if an Event of Default shall have occurred and be  continuing.  In addition,  SIHL and its  Subsidiaries  may pledge this Note to any  institutional  bank lender or any collateral agent
     (including  The Bank of Nova Scotia) for  institutional  lenders  providing financing to SIHL or any of its  Subsidiaries.  The Company hereby consents to any  acquisition of the Note by any such  institutional  bank lenders or any such collateral agent pursuant to such pledge subject to the New Jersey
     Casino  Control  Act,  including  but not  limited  to the need  for  prior approval of a transfer by the New Jersey  Casino  Control  Commission,  and
     applicable securities transfer  restrictions.  Any transfer by such pledgee to third parties,  however,  shall be subject to the first two sentences of this Section 8.2(a). In the event Holder assigns or otherwise transfers all or any part of the Note in  accordance  with this  paragraph,  the  Company shall,  upon the request of Holder,  issue new Notes and shall register the transfer on its books.  Each Note shall bear the legend  contained  in this
     Note and no transfer  may be made of Notes to a Person that is a competitor of the Company (as reasonably determined by the Company), to a Person other than an Eligible  Person or unless such  assignment  of such Note and other
     Notes  being  assigned  is in an  aggregate  principal  amount  of at least
     $2,500,000.

          (b) If  required  pursuant  to Gaming  Laws,  the Company may notify a
     Holder of one or more Notes, or any interest  therein,  that such Holder is required to transfer  such Note(s) or interest  therein or that the Company elects to redeem  such  Note(s) (in which  event such  redemption  shall be treated  as an  optional  prepayment  under  Section  2.2 of this  Note) or interest  therein.  Such  notice  shall be given ten (10) days  before  the required date of transfer or  redemption,  as the case may be, and shall be accompanied by evidence  demonstrating  that such transfer or redemption is required  pursuant to Gaming Laws.  Upon receipt of a notice in  accordance with the  foregoing,  such  Holder  shall  cooperate  with the  Company  in effectuating the required transfer or redemption within the time period set forth in such  notice,  not to be less than the minimum  notice  period set forth in the  foregoing  sentence.  Redemption  shall be at the  amount set forth in Section 2.2. Further, if the transfer or redemption of the Note is
     triggered  by  notice  from  the  Gaming   Authority  that  the  Holder  is
     disqualified,  commencing  on the  date the  Gaming  Authority  serves  the disqualification  notice upon the  Company:  (i) the Holder shall no longer receive any interest on this Note if and only for so long as such  interest is not  permitted  to be  paid  pursuant  to  such  Gaming  Laws,  but  the provisions hereof shall not affect the Company's  obligation to pay accrued interest then unpaid;;  (ii) the Holder shall no longer exercise,  directly or through any trustee or nominee,  any right  conferred by this Note;  and
     (iii) the Holder  shall not receive any  remuneration  in any form from RIH for services or otherwise if and only for so long as such  remuneration  is not permitted to be paid pursuant to such Gaming Laws.

          (c) Under no  circumstances  shall the Company be  permitted to assign any of its  obligations  under this Note and any  attempt by the Company to assign such obligations  shall be null and void except in connection with a merger permitted by Section 5.1.

          8.3.  Fees and  Expenses.  If Holder  shall  employ  counsel  or other advisors for advice or other representation or shall incur reasonable legal or  other  costs  and  expenses  in  connection  with  (a)  any  amendment, modification  or waiver,  or consent  requested by the Company with respect to, this Note or Holder's rights hereunder or (b) any litigation,  contest, dispute,  suit,  proceeding or action  (whether  instituted by Holder,  the
     Company or any other Person) in any attempt to enforce any rights of Holder against the Company,  then, and in any such event, the attorneys' and other parties' fees arising from such services,  including those of any appellate proceedings,  and all expenses,  costs,  charges and other fees incurred by such counsel,  and others, in any way or respect arising in connection with or relating to any of the events or actions described in this Section shall be payable,  on demand,  by the  Company to Holder and shall be  additional obligations  under  this  Note.  Without  limiting  the  generality  of the foregoing,  such expenses,  costs, charges and fees may include:  paralegal fees,  costs and  expenses;  court  costs and  expenses;  photocopying  and duplicating  expenses;  court  reporter  fees,  costs  and  expenses;  long
     distance  telephone  charges;   air  express  charges;   telegram  charges;
     secretarial  overtime  charges;  and expenses for travel,  lodging and food paid or incurred in connection with the performance of such legal services.

          8.4. No Waiver by Holder.  Holder's failure,  at any time or times, to require  strict  performance  by the Company of any  provision of this Note shall not  waive,  affect or  diminish  any right of Holder  thereafter  to demand strict  compliance  and  performance  therewith.  Any  suspension or waiver by Holder of an Event of Default shall not suspend,  waive or affect any other  Event of Default  under this Note  whether  the same is prior or subsequent  thereto and whether of the same or of a different type. None of the undertakings,  agreements, warranties, covenants and representations of the Company  contained  in this Note and no Event of Default by the Company under this Note shall be deemed to have been suspended or waived by Holder, unless such  suspension or waiver is by an instrument in writing  signed by
     Holder (as such term is defined in the  applicable  provision  hereof)  and
     directed   to  the   Company   specifying   such   suspension   or  waiver.
     Notwithstanding the foregoing,  the provisions of the Notes may be amended, modified  or waived  with the  written  consent  of the  Majority  Holders, except, the following  provisions may not be amended without the consent of the  Holders  of all Notes if the  effect  thereof  is to:  (a)  extend the scheduled  due date for any payment of  principal  of or interest on any of the Notes,  (b) defer the dates on which  interest is payable on the Notes,
     (c) decreases the  Applicable  Rate,  the Accrual Rate or the Pay Rate, (d)
     change the  currency  in which the Notes are  payable,  or (e) change  this
     Section 8.4.

          8.5.  Remedies.  Holder's rights and remedies under this Note shall be cumulative and  non-exclusive of any other rights and remedies which Holder may have under any other agreement, by operation of law or otherwise.

          8.6. WAIVER OF JURY TRIAL. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL
     BY JURY IN ANY ACTION OR  PROCEEDING  TO ENFORCE OR DEFEND ANY RIGHTS UNDER
     THIS NOTE.

          8.7.  Severability.  Wherever  possible,  each  provision of this Note shall be  interpreted  in such  manner as to be  effective  and valid under applicable law, but if any provision of this Note shall be prohibited by or invalid under  applicable  law, such provision  shall be ineffective to the
     extent  of  such  prohibition  or  invalidity,   without  invalidating  the
     remainder of such provision or the remaining provisions of this Note.

          8.8.  Parties.  This  Note  shall be  binding  upon,  and inure to the benefit  of, the  successors  of the  Company  and Holder  and,  subject to
     Section 8.2, the assigns of Holder.

          8.9.  Authorized  Signature.  Until  Holder  shall be  notified by the
     Company to the  contrary,  the  signature  upon any document or  instrument delivered  pursuant hereto of any duly elected officer of the Company shall bind the Company and be deemed to be the act of the Company.

          8.10.  Governing  Law.  IN ALL  RESPECTS,  INCLUDING  ALL  MATTERS  OF
     CONSTRUCTION,  VALIDITY  AND  PERFORMANCE,  THIS  NOTE AND THE  OBLIGATIONS
     ARISING  HEREUNDER  SHALL BE GOVERNED  BY, AND  CONSTRUED  AND  ENFORCED IN
     ACCORDANCE  WITH, THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS
     MADE AND PERFORMED IN SUCH STATE,  WITHOUT REGARD TO THE PRINCIPLES THEREOF
     REGARDING CONFLICT OF LAWS, AND ANY APPLICABLE LAWS OF THE UNITED STATES OF
     AMERICA.  Holder and the Company  agree to submit to personal  jurisdiction and to waive any  objection  as to venue in the federal and state courts of the  County  of New York,  State of New York.  Service  of  process  on the
     Company or Holder in any action  arising  out of or  relating to any of the
     Notes shall be effective if mailed to such party in accordance with Section
     8.11  hereof.  Nothing  herein  shall  preclude  Holder or the Company from bringing suit or taking other legal action in any other jurisdiction.

          8.11. Notices. All notices, requests,  demands,  approvals,  consents, waivers and other  communications  required or  permitted to be given under this Note (each, a "Notice") shall be in writing and shall be (a) delivered personally, (b) mailed by first-class, registered or certified mail, return receipt requested,  postage prepaid, (c) sent by next-day or overnight mail or  delivery,  or (d) sent by  facsimile  transmission,  provided  that the original  copy thereof also is sent by pre-paid,  first class  certified or registered mail or by next-day or overnight mail or personal delivery:

              (i)   if to the Company, to

                      Colony RIH Holdings, Inc.
                      C/o Resorts International Hotel, Inc.
                      1133 Boardwalk
                      Atlantic City, New Jersey
                      Facsimile:   (609) 340-7896
                      Attention:   Mr. Joseph D'Amato

              with copies to:

                      Willkie Farr & Gallagher
                      787 Seventh Avenue
                      New York, NY  10019
                      Facsimile:   (212) 728-8111
                      Attention:   Thomas M. Cerabino, Esq.

              (ii) if to Holder, to

                      c/o Sun International Hotels Limited
                      Coral Towers
                      Paradise Island, The Bahamas
                      Facsimile:   (242) 363-4581
                      Attention:   Charles D. Adamo

              with copies to:

                      Winston & Strawn
                      200 Park Avenue
                      New York, NY  10166
                      Facsimile:   (212) 294-4700
                      Attention:   James P. Gerkis, Esq.

          or, in each case at such other address as may be specified in a Notice to the  Company or Holder,  as the case may be. Any Notice  shall be deemed effective and given upon receipt (or intentional  refusal of receipt by the addressee of such Notice).

          8.12. Confidentiality.  Holder agrees to keep confidential information obtained  by it  pursuant  to the Notes  confidential  in  accordance  with
     Holder's  customary  practices  and  agrees  that it  will  only  use  such information in connection with the transactions contemplated hereby and not disclose  any of such  information  other than (a) to  Holder's  employees,
     representatives,   directors,  attorneys,  auditors,  agents,  professional
     advisors, trustees or affiliates who are advised of the confidential nature thereof  (Holder  being  liable  for any breach of  confidentiality  by any person  described in this clause (a)),  (b) to the extent such  information presently is or hereafter becomes available to Holder on a non-confidential basis  from a person not an  Affiliate  of Holder not known to Holder to be violating  a  confidentiality  obligation  by such  disclosure,  (c) to the extent  disclosure  is required by any law,  subpoena or judicial  order or process  (provided  that  notice  of such  requirement  or  order  shall be promptly furnished to Company unless such notice is legally  prohibited) or requested or required by any Governmental  Authority to whose  jurisdiction
     Holder may be subject,  (d) to  prospective  assignees who agree in writing for the benefit of Company to be bound by the  provisions  of this  Section
     8.12, (e) to the extent required in connection with any litigation  between any  Company  Party  and  Holder  with  respect  to the  Notes  or (g) with
     Company's prior written consent.

          8.13.  Section  Titles.  The  Section  titles  and  Table of  Contents contained  in this Note are and shall be  without  substantive  meaning  or content of any kind whatsoever and are not a part of the agreement  between the parties hereto.

          8.14. Gaming Law  Requirements.  Holder agrees that, if, when and only to the extent  required  under the Gaming Law, it shall continue to qualify with the Gaming  Authority  until such time as this Note is fully redeemed, satisfied or otherwise terminated.

          8.15. Exhibits, etc. All exhibits,  schedules and annexes to this Note constitute part of this Note and are hereby  incorporated by this reference in this Note.

               IN WITNESS WHEREOF, this Note has been duly executed in New York,
New York as of the date first written above.

                                   COLONY RIH HOLDINGS, INC.

                                   By:
                                      -------------------------------------------
                                      Name:
                                      Title:

Payable to The Bank of Nova Scotia, as Administrative Agent

Sun International North America, Inc.

By:______________________________
   Name:
   Title:

                                    EXHIBIT A

                        FORM OF COLONY RIH HOLDINGS, INC.
                              ACCRUED INTEREST NOTE

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED
(THE "ACT"), AND MAY NOT BE OFFERED OR SOLD UNLESS REGISTERED PURSUANT TO SUCH
ACT OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. IN ADDITION,
THIS NOTE MAY NOT BE TRANSFERRED TO ANY PERSON WHO IS NOT AN ELIGIBLE PERSON (AS
DEFINED IN THE NOTE REFERRED TO BELOW).

$                                                                       __, 200_
 -----------------------------------                     ---------------

               FOR VALUE RECEIVED, the undersigned, COLONY RIH HOLDINGS, INC., a
Delaware corporation (hereinafter referred to as "Company"), hereby unconditionally promises to pay to the order of _________________, a
_______________________, or its assigns, at _____________________,
_______________________________________, or at such other place as the holder of this Accrued Interest Note may designate from time to time in writing, in lawful money of the United States of America and in immediately available funds, the principal amount of __________ Dollars ($_______________________) together with interest (computed on the basis of a 365-day year for the number of days elapsed) on the unpaid principal amount of this Accrued Interest Note outstanding from time to time from the date hereof, at the Applicable Rate provided in the Note (as hereinafter defined), payable semi-annually on April 15 and October 15 each year; provided, however, that, except as otherwise provided in the Note, the Company may pay up to 50% of the interest payable hereunder on each interest payment date by the issuance of additional accrued interest notes in the form of this Accrued Interest Note.

               This Accrued Interest Note is issued pursuant to that certain
Promissory Note of the Company, dated April 25, 2001 (the "Note"), and is entitled to the benefits of the Note (including without limitation the covenants and agreements of the Company and the rights and remedies of the Holders contained therein), to which reference is hereby made for a statement of all of the terms and conditions under which the indebtedness evidenced hereby is made.
All capitalized and other defined terms, unless otherwise defined herein, shall have the meanings ascribed to them in the Note.

               The principal amount of the indebtedness evidenced hereby shall be payable on April 25, 2008 and at such other times as are provided in the
Note. Interest thereon shall be paid until such principal amount is paid in full at such interest rates and at such times as are specified in the Note.

               If any payment on this Accrued Interest Note becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest thereon shall be payable at the then applicable rate during such extension.

               Upon and after the occurrence of an Event of Default, this
Accrued Interest Note may, as provided in the Note, and without demand, notice or legal process of any kind (except as may be provided in the Note), be declared, and immediately shall become, due and payable.

               Demand, presentment, protest and notice of nonpayment and protest are hereby waived by the Company.

               THIS ACCRUED INTEREST NOTE SHALL BE INTERPRETED, GOVERNED BY AND
CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

               In all respects, including all matters of construction, validity and performance, this Accrued Interest Note and the Obligations arising hereunder shall be governed by, and construed and enforced in accordance with, the laws of the State of New York applicable to contracts made and performed in such state, without regard to the principles thereof regarding conflict of laws, and any applicable laws of the United States of America. Holder and the Company agree to submit to personal jurisdiction and to waive any objection as to venue in the federal or state courts of the County of New York, State of New York.
Service of process on the Company or Holder in any action arising out of or relating to any of the Notes shall be effective if mailed to such party in accordance with Section 8.11 of the Note. Nothing herein shall preclude Holder or the Company from bringing suit or taking other legal action in any other jurisdiction.

               Transfer of this Accrued Interest Note is restricted as set forth above and by the Note.

                                            COLONY RIH HOLDINGS, INC.

                                            By:
                                               ---------------------------------
                                               Name:
                                               Title:

                            Exhibits B-1 through B-3

         RIH Casino Property Legal Description, New Pier Casino Property
          Legal Description, and CRA Casino Property Legal Description

Exhibit B-1:   RIH

A/C #         Location                                           New                  Old
                                                                 ----                 ---
                                                                Block       Lot      Block       Lot
                                                                -----       ---      ------      ---
14591         104 S. Pennsylvania Ave (Parking Lot)               60         4         18        46
1121          110 S. Pennsylvania Ave (Parking Lot)               60         5         18        56
1121          114 S. Pennsylvania Ave (Parking Lot)               60         6         18         3
1121          118 S. Pennsylvania Ave (Parking Lot)               60         7         18         4
1121          120 S. Pennsylvania Ave (Parking Lot)               60         8         18         5
14501         134 S. Pennsylvania Ave (Parking Lot)               60         9         18         6
14506         136 S. Pennsylvania Ave (Parking Lot)               60        10         18         7
14511         138 S. Pennsylvania Ave (Parking Lot)               60        11         18         8
14516         152 S. Pennsylvania Ave (Gross #2)                  60        12         18         9
1121          152 S. Pennsylvania Ave RR (Gross #2)               60        29         18        86
14521         158 S. Pennsylvania Ave (Gross #2)                  60        13         18        10
1121          158 S. Pennsylvania Ave RR (Gross #2)               60        27         18        87
14659         1121 Boardwalk (Casino)                             60        14         18        77
1121          1109 Boardwalk (Casino)                             60        15         18        78
1121          Mansion Ave.                                        60        17         18        79
14611         153 S. North Carolina Ave. (Gross #2)               60        21         18        58
1121          155 S. North Carolina Ave. (Gross #2)               60        18         18        81
1121          Mansion Ave. (Gross #2)                             60        22         18        82
1121          Mansion Ave.                                        60        19         18        80
14616         153 S. North Carolina (RR)                          60        20         18        59
14561         151 S. North Carolina Ave.                          60        23         18        28
1121          Mansion Ave.                                        60        24         18        83
14556         147 S. North Carolina Ave. (Gross #1)               60        25         18        27
1121          147 S. North Carolina Ave. RR (Gross #1)            60        26         18        84
1121          Mansion Ave.                                        60        28         18        85
14551         145 S. North Carolina Ave. (EFJ)                    60        30         18        26
14631         139 S. North Carolina Ave. (EJF)                    60        31         18        64
14546         135 S. North Carolina Ave. (Goldberg)               60        32         18        22
1121          133 S. North Carolina Ave. (EJF)                    60        33         18        21
14536         127 S. North Carolina Ave. (EJF)                    60        34         18        20
14531         121 S. North Carolina Ave. (Parking Lot)            60        35         18        19
1121          115 S. North Carolina Ave. (Parking Lot)            60        36         18        55
14596         109 S. North Carolina Ave.                          60        37         18        54
14527         101 S. North Carolina Ave. (Parking Lot)            60        38         18        88
              Vacated S. North Carolina Ave.                      60        39         18        89

Exhibit B-2:  New Pier

A/C #         Location                                           New                  Old
                                                                 ---                  ---
                                                                Block       Lot      Block       Lot
                                                                -----       ---      -----       ---
14571         Steeplechase Pier Property                          1         142        18        32
72456         Meadow Track                                       797         5        201        218
72441         Meadow Track                                       797         9        201        215
72156         Meadow Track                                       797        11        201        103
72531         Meadow Track                                       798         1        201        237
72516         Meadow Track                                       798         3        201        234
72526         Meadow Track                                       799        84        201        236
72186         Meadow Track                                       799        86        201        111
72191         Meadow Track                                       799        87        201        112
73071         Meadow Track                                       838        28        202        52

Exhibit B-3: CRA

A/C #         Location                                                 New                  Old
                                                                       ---                  ---
                                                                Block       Lot      Block       Lot
                                                                -----       ---      -----       ---

20991         117 N. Delaware                                    310         1        111       41.02
20036         122 N. New Jersey Ave.                             310         2        111        13
20891         113-15 N. Delaware Ave.                            310        20        111       2.02

                                  Schedule 5.2

                              Existing Investments

Bonds Issued By The New Jersey Casino Reinvestment Development Authority ("CRDA")

              Project               Series  Issue Date   Maturity    Payable      Principal     Int
                                                                                                 Rate

  Convention Center HQ               1996    3/3/1997   12/22/2031   May/Nov       214,078.00     5.142%
  Convention Center HQ               1996    4/2/1997   12/22/2031   May/Nov       802,685.00     5.125%
  Convention Center HQ               1996    5/5/1997   12/22/2031   May/Nov       582,051.00     5.157%
  Convention Center HQ               1996    5/5/1997   12/22/2031   May/Nov       275,373.00     5.157%
  Convention Center HQ               1996    6/3/1997   12/22/2031   May/Nov       782,100.00     5.208%
  Convention Center HQ               1996   6/30/1997   12/22/2031   May/Nov        45,458.00     5.214%
  Landmark                          1998C   2/10/1989    10/1/2038   Mar/Sep       232,402.00     7.000%
  Landmark                          1998C    3/1/1989    10/1/2038   Mar/Sep           860.00     7.000%
  Landmark                          1998C    6/1/1989    10/1/2038   Mar/Sep         1,339.00     7.000%
  Marcal                             1994   2/11/1994    2/1/2024    Feb/Aug       192,882.00     4.806%
  Marcal                             1994   7/28/1994    2/1/2024    Feb/Aug        53,244.00     4.155%
  Marcal                             1994   1/27/1995    2/1/2024    Feb/Aug       140,728.00     4.546%
  Marcal                             1994   7/31/1995    2/1/2024    Feb/Aug        50,703.00     4.157%
  Marcal                             1994   1/30/1996    2/1/2024    Feb/Aug       138,961.00     4.001%
  Marcal                             1994   7/30/1996    2/1/2024    Feb/Aug        38,187.00     4.061%
  Marcal                             1994   1/31/1997    2/1/2024    Feb/Aug       137,615.00     3.981%
  Marcal                             1994   7/30/1997    2/1/2024    Feb/Aug        45,320.00     3.942%
  Marcal                             1994   1/30/1998    2/1/2024    Feb/Aug       181,115.00     3.700%
  Marcal                             1994   7/30/1998    2/1/2024    Feb/Aug        56,201.00     3.592%
  Marcal                             1994   1/29/1999    2/1/2024    Feb/Aug       234,667.00     3.498%
  Marcal                             1994    01/31/00    2/1/2024    Feb/Aug        84,983.00     4.047%
  Marcal                             1994    01/31/01    2/1/2024    Feb/Aug       104,791.00     3.789%
  NJMLP-Grove Hill                  1991F   6/10/1994    5/1/2043    May/Nov         9,699.00     5.181%
  NJMLP-Grove Hill                  1991F   6/15/1994    5/1/2043    May/Nov        38,006.00     5.205%
  NJMLP-Grove Hill                  1991F   8/26/1994    5/1/2043    May/Nov        30,273.00     5.476%
  NJMLP-Grove Hill                  1991F   10/6/1994    5/1/2043    May/Nov        22,201.00     5.596%
  NJMLP-Grove Hill                  1991F   11/17/1994   5/1/2043    May/Nov         9,750.00     5.693%
  NJMLP-Grove Hill                  1991F   12/29/1994   5/1/2043    May/Nov        39,397.00     5.781%
  NJMLP-Grove Hill                  1991F   1/27/1995    5/1/2043    May/Nov        23,346.00     5.808%
  NJMLP-Grove Hill                  1991F   2/10/1995    5/1/2043    May/Nov        21,738.00     5.826%
  NJMLP-Grove Hill                  1991F   3/24/1995    5/1/2043    May/Nov        25,339.00     5.825%
  NJMLP-Grove Hill                  1991F   4/12/1995    5/1/2043    May/Nov        18,993.00     5.790%
  NJMLP-Grove Hill                  1991F    7/3/1995    5/1/2043    May/Nov        10,491.00     5.490%
  NJMLP-Grove Hill                  1991F    8/4/1995    5/1/2043    May/Nov        14,229.00     5.380%
  NJMLP-Grove Hill                  1991F   9/11/1995    5/1/2043    May/Nov         7,672.00     5.268%
  NJMLP-Grove Hill                  1991F   10/3/1995    5/1/2043    May/Nov        14,300.00     5.214%
  NJMLP-Grove Hill                  1991F    2/9/1996    5/1/2043    May/Nov         6,148.00     4.972%
  NJMLP-Grove Hill                  1991F    5/3/1996    5/1/2043    May/Nov         6,905.00     4.992%
  NJMLP-Mi Bandera                  1991C    7/1/1992    5/1/2041    May/Nov        55,114.00     5.924%
  NJMLP-Mi Bandera                  1991C    8/1/1992    5/1/2041    May/Nov        16,576.00     5.895%
  NJMLP-Mi Bandera                  1991C    9/1/1992    5/1/2041    May/Nov        10,853.00     5.844%
  NJMLP-NEDC                        1991A   4/10/1991    5/1/2041    May/Nov             0.00     6.483%
  NJMLP-N. Oraton Homes             1993H   2/26/1996    5/1/2044    May/Nov       157,542.00     4.930%
  NJMLP-PDN (PASSAIC)               1991B   11/13/1991   5/1/2041    May/Nov        36,037.00     6.229%
  NJMLP-West NY Rec Ctr             1991G   5/20/1994    5/1/2014    May/Nov        45,102.00     3.946%
  NW Inlet                          1986A    7/1/1988    7/1/2034    Jan/Jul        98,468.00     7.000%
  NW Inlet                          1986A    8/1/1988    7/1/2034    Jan/Jul        42,574.00     7.000%
  NW Inlet                          1986A    9/1/1988    7/1/2034    Jan/Jul        46,269.00     7.000%
  NW Inlet                          1986A   10/1/1988    7/1/2034    Jan/Jul        69,032.00     7.000%
  NW Inlet                          1986A   12/22/1988   7/1/2034    Jan/Jul        18,381.00     7.000%
  NW Inlet                          1986A    1/1/1989    7/1/2034    Jan/Jul        19,452.00     7.000%
  NW Inlet                          1986A    5/1/1989    7/1/2034    Jan/Jul        14,090.00     7.000%
  NW Inlet                          1986A    8/1/1989    7/1/2034    Jan/Jul        18,447.00     7.000%
  SJMLP-Appel Farms                 1989L   9/13/1999    9/13/2039   May/Nov       112,498.00     5.060%
  SJMLP-ARC Ocean County            1989C   10/5/1990    5/1/2039    May/Nov        22,545.00     6.610%
  SJMLP-ARC Ocean County            1989C   11/1/1990    5/1/2039    May/Nov         7,301.00     6.626%
  SJMLP-ARC Ocean County            1989C   12/1/1990    5/1/2039    May/Nov         8,868.00     6.616%
  SJMLP-ARC Ocean County            1989C    1/9/1991    5/1/2039    May/Nov        10,569.00     6.608%
  SJMLP-ARC Ocean County            1989C    3/1/1991    5/1/2039    May/Nov         4,192.00     6.572%
  SJMLP-ARC Ocean County            1989C    4/1/1991    5/1/2039    May/Nov           669.00     6.499%
  SJMLP-BCCAP                       1989B    9/1/1989    5/1/2039    May/Nov         3,640.00     6.572%
  SJMLP-BCCAP                       1989B    6/1/1990    5/1/2039    May/Nov         7,006.00     6.489%
  SJMLP-Hamilton YMCA               1989F   5/29/1991    5/1/2041    May/Nov         5,404.00     6.384%
  SJMLP-Hamilton YMCA               1989F   6/20/1991    5/1/2041    May/Nov        12,982.00     6.367%
  SJMLP-Hamilton YMCA               1989F   7/16/1991    5/1/2041    May/Nov         5,683.00     6.351%
  SJMLP-Hamilton YMCA               1989F    8/1/1991    5/1/2041    May/Nov         7,866.00     6.342%
  SJMLP-Hamilton YMCA               1989F    9/1/1991    5/1/2041    May/Nov        15,161.00     6.319%
  SJMLP-Hamilton YMCA               1989F   10/1/1991    5/1/2041    May/Nov         8,160.00     6.280%
  SJMLP-Hamilton YMCA               1989F   11/1/1991    5/1/2041    May/Nov         9,285.00     6.245%
  SJMLP-Hamilton YMCA               1989F   12/1/1991    5/1/2041    May/Nov        12,995.00     6.197%
  SJMLP-Hamilton YMCA               1989F    1/1/1992    5/1/2041    May/Nov         8,835.00     6.128%
  SJMLP-Hamilton YMCA               1989F    2/1/1992    5/1/2041    May/Nov         3,571.00     6.035%
  SJMLP-Hamilton YMCA               1989F    5/1/1992    5/1/2041    May/Nov         8,196.00     5.957%
  SJMLP-Kemi Corp                    1989    3/6/1998    11/1/2047   May/Nov        11,321.00     4.824%
  SJMLP-LDCC (Lakewood)             1989E   10/1/1991    5/1/2041    May/Nov        21,618.00     6.280%
  SJMLP-LDCC (Lakewood)             1989E   12/1/1991    5/1/2041    May/Nov        17,167.00     6.197%
  SJMLP-LDCC (Lakewood)             1989E    2/1/1992    5/1/2041    May/Nov        11,839.00     6.035%
  SJMLP-LDCC (Lakewood)             1989E    3/1/1992    5/1/2041    May/Nov        11,305.00     5.999%
  SJMLP-LDCC (Lakewood)             1989E    4/1/1992    5/1/2041    May/Nov         1,394.00     5.978%
  SJMLP-LDCC (Lakewood)             1989E    5/1/1992    5/1/2041    May/Nov        13,533.00     5.957%
  SJMLP-Lumberton                   1989I    5/1/1997    11/1/2046   May/Nov       441,038.00     5.157%
  SJMLP-Reserve                     1989A    9/1/1989    5/1/2039    May/Nov        64,237.00     5.455%
  SJMLP-Roebling Complex            1989H   11/17/1995   5/1/2044    May/Nov        34,764.00     5.099%
  SJMLP-Roebling Complex            1989H   12/19/1995   5/1/2044    May/Nov       184,613.00     5.054%
  SJMLP-Roebling Complex            1989H    1/5/1996    5/1/2044    May/Nov       144,397.00     5.036%
  SJMLP-Roebling Complex            1989H    2/5/1996    5/1/2044    May/Nov        92,528.00     4.972%
  SJMLP-Roebling Complex            1989H   2/29/1996    5/1/2044    May/Nov        82,006.00     4.930%
  SJMLP-Roebling Complex            1989H   4/10/1996    5/1/2044    May/Nov       118,128.00     4.943%
  SJMLP-Roebling Complex            1989H    5/6/1996    5/1/2044    May/Nov       115,610.00     4.992%
  SJMLP-Roebling Complex            1989H    6/3/1996    5/1/2044    May/Nov        62,571.00     5.048%
  SJMLP-Roebling Complex            1989H    7/1/1996    5/1/2044    May/Nov        54,698.00     5.132%
  SJMLP-Roebling Complex            1989H    8/2/1996    5/1/2044    May/Nov        63,813.00     5.234%
  SJMLP-Roebling Complex            1989H    9/5/1996    5/1/2044    May/Nov        40,896.00     5.294%
  SJMLP-Roebling Complex            1989H   10/16/1996   5/1/2044    May/Nov        25,619.00     5.307%
  SJMLP-Roebling Complex            1989H   11/18/1996   5/1/2044    May/Nov        21,356.00     5.270%
  SJMLP-Roebling Complex            1989H   1/16/1997    5/1/2044    May/Nov        29,764.00     5.179%
  SJMLP-Roebling Complex            1989H   5/30/1997    5/1/2044    May/Nov        48,029.00     5.208%
  SJMLP-Roebling Complex            1989H   9/23/1997    5/1/2044    May/Nov        18,227.00     5.147%
  SJMLP-Serendipity Project         1989D   12/18/1990   5/1/2040    May/Nov        65,357.00     6.610%
  SJMLP-Vineland YMCA               1989K    2/4/1999    5/1/2038    May/Nov       228,271.00     4.646%
  Vermont Plaza                     1986B   3/16/1987    10/1/2028   Apr/Oct     1,221,000.00     6.140%
  Vermont Plaza                     1986B    5/1/1987    10/1/2028   Apr/Oct     2,115,000.00     6.070%
                                                                                -------------
  Total Amount Of Principal                                                     10,977,692.00

  Valuation Allowance & Reserves                                                (6,858,429.26)
                                                                                -------------
  Value of Bonds Issued
                                                                                 4,119,262.74

Other CRDA Investments:

Seat Licenses - Convention Center East Hall (Boardwalk)                          1,919,065.60
Other CRDA Investments
                                                                                   131,643.40

                                                                                 2,050,709.00

---------------------------------------------------------------------------------------------------------------

                                  Schedule 5.8

                         Certain Permitted Encumbrances

----------------------------------------- -------------------------------------------------------
1. Colony RIH Acquisitions, Inc.          All exclusions and exceptions from coverage contained
                                          in the title insurance policy described as First
                                          American Title Insurance Company # 321465 dated April
                                          25, 2001.
----------------------------------------- -------------------------------------------------------
----------------------------------------- -------------------------------------------------------
2. Colony RIH Holdings, Inc.              None
----------------------------------------- -------------------------------------------------------
----------------------------------------- -------------------------------------------------------
3. Resorts International Hotel, Inc.      a. All exclusions and exceptions from coverage
                                          contained in the title insurance policy described as
                                          First American Title Insurance Company # 321465 dated
                                          April 25, 2001.

                                          b. Judgment Number: CV-004710-1997 dated 9/3/98 for
                                          Creditor Laurence Lowenschuss for the amount of
                                          $1311.25.

                                          c. Notice of Lis Pendens, Casino Development
                                          Authority, Docket No. ATL-L-1515-93, Case No. 65-89.
                                          Affecting Parcels #16, 11, 8, 5, 4, 3, 14, 13, 9, and
                                          15.

                                          d. Notice of Lis Pendens, Casino Development
                                          Authority, Docket No.  ATL-L-1515-93, Case No.
                                          65-127. It affects the following Parcels #21 and 20.

                                          e. Notice of Lis Pendens, Docket No. 1600-98, Case
                                          No. 74-115; commenced  5/7/98 (CRDA as plaintiff
                                          seeking fee simple title).

                                          f. Anchor Coin dba Anchor Games, Slot Machine Lease,
                                          Expires 5/31/01,
                                          Remaining balance, net $192,481.25
----------------------------------------- -------------------------------------------------------
----------------------------------------- -------------------------------------------------------
4. New Pier Operating Company, Inc.       All exclusions and exceptions from coverage contained
                                          in the title insurance policy described as First
                                          American Title Insurance Company # 321465 dated
                                          April  25, 2001.
----------------------------------------- -------------------------------------------------------

                                  Schedule 7.9

                         Operative Agreements of the Operating Company Debt Documents

1.      Credit Agreement

2.      Forms of Notes issued by CRA under the Credit Agreement

3.      Security Agreement dated as of the Closing Date executed by the Company, CRA, RIH and New Pier in favor of the Collateral Agent

4.      Fee and Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing,
dated as of the Closing Date, executed by CRA in favor of the Collateral Agent

5.      Fee and Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing,
dated as of the Closing Date, executed by RIH in favor of the Collateral Agent

6.      Fee and Leasehold Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing,
dated as of the Closing Date, executed by New Pier in favor of the Collateral Agent

7.      RIH Secured Note issued by RIH to CRA

8.      Subordinated Note in the original principal amount of $17.5 million issued by CRA to the Company

9. Additional Notes issued by RIH to CRA in the principal amount ($40,000,000)
of the Term A Facility Notes under the Credit Agreement and the maximum principal amount ($10,000,000) of the Revolving Notes under the Credit Agreement

                                     Annex 1

                 Certain Definitions and Rules of Interpretation

               "Accrual Rate" shall mean 6.25% per annum.

               "Accrued Interest Notes" shall have the meaning assigned to such term in Section 2.4(a).

               "Acquisition Agreement" shall mean Purchase Agreement dated as of
October 30, 2000, as amended, among CRA, Sun International North America, Inc.
and GGRI Inc. .

               "Administrative Agent" shall mean the Administrative Agent under the Credit Agreement.

                "Affiliate" shall mean, with respect to any Person, any other
Person which directly or indirectly controls, or is under common control with, or is controlled by, such Person; provided, that the Company shall not be deemed to be an Affiliate of any Wholly-Owned Subsidiary of the Company and no
Wholly-Owned Subsidiary of the Company shall be deemed to be an Affiliate of any other Wholly-Owned Subsidiary. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with")
shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

                "Agent" shall mean either of Administrative Agent or Lead
Arranger under the Credit Agreement.

               "Applicable Rate" shall mean 12.5% per annum.

               "Bankruptcy Code" shall mean the United States Federal Bankruptcy
Code of 1978, as amended or supplemented.

               "Beneficial Owner" shall mean has the meaning assigned to such term in Rules 13d-3 and 13d-5 under the Exchange Act. The terms "Beneficially
Owns" and "Beneficially Owned" have a corresponding meaning.

               "Business Day" shall mean any day that is not a Saturday, a
Sunday or a day on which banks are required or permitted to be closed in the
State of New York.

                "Capital Expenditures" shall mean, for any period, any direct or indirect (by way of acquisition of securities of a person or the expenditure of cash or the transfer of Property or the incurrence of Indebtedness) expenditures of a person which should be capitalized in accordance with GAAP, including all such expenditures with respect to fixed or capital assets (including, without limitation, expenditures for maintenance and repairs which should be capitalized in accordance with GAAP), excluding (a) any expenditure made from the proceeds of asset sales or from casualty or condemnation events (or from deductibles with respect to any such casualty or condemnation event) and (b) the purchase price of equipment to the extent that the consideration therefor consists of used or surplus equipment being traded in at such time or the proceeds of a concurrent sale of such used or surplus equipment.

               "Capital Lease," as applied to any person, shall mean any lease of any Property by that person as lessee which, in conformity with GAAP, is required to be classified and accounted for as a capital lease on the balance sheet of that person.

               "Capital Lease Obligations" shall mean, for any person, all obligations of such person to pay rent or other amounts under a Capital Lease, and, for purposes of this Note, the amount of such obligations shall be the capitalized amount thereof, determined in accordance with GAAP.

               "Cash Equivalents" shall mean, for any person: (a) direct
obligations of the United States of America, or of any agency thereof, or obligations guaranteed as to principal and interest by the United States of
America, or by any agency thereof, in either case maturing not more than one year from the date of acquisition thereof by such person; (b) time deposits, certificates of deposit or bankers' acceptances (including eurodollar deposits)
issued by (i) any bank or trust company organized under the laws of the United
States of America or any state thereof and having capital, surplus and undivided profits of at least $500.0 million and a deposit rating of investment grade or
(ii) any Lender; (c) commercial paper rated A-1 or better by S & P or P-1 or better by Moody's, respectively, maturing not more than 270 days from the date of acquisition thereof by such person; (d) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause
(a) above entered into with a bank meeting the qualifications described in clause (b) above; (e) securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least A by S & P or A by Moody's; or (f)
money market mutual funds that invest primarily in the foregoing items.

               "Casino Property" shall mean the real property owned and leased by RIH in the County of Atlantic, State of New Jersey, as more particularly set forth on Exhibit B-1 attached hereto, the real property owned by New Pier
Operating Co. ("New Pier") in the County of Atlantic, State of New Jersey, as
more particularly set forth on Exhibit B-2 attached hereto, and the real property owned by CRA in the County of Atlantic, State of New Jersey, as more particularly set forth on Exhibit B-3 attached hereto

                "Change of Control" shall mean, at any time, the occurrence of any of the following: (i) prior to the consummation of an IPO, the Permitted
Holders cease to be the Beneficial Owner directly or indirectly of at least 51%
of the fully diluted Voting Stock of the Company; (ii) following the consummation of an IPO, (a) any "person" (including any group that is deemed to be a "person" but, in any event, excluding the Permitted Holders or any "group"
that includes any of the Permitted Holders) is or becomes the Beneficial Owner of more of the fully diluted Voting Stock of the Company than the Voting Stock of the Company Beneficially Owned by the Permitted Holders or (b) during any period of twenty-four (24) consecutive months commencing after the Closing Date, individuals who at the beginning of such period constituted the Company' Board of Directors (together with any new or replacement directors whose election by the Company' Board of Directors or whose nomination for election by the
Company's shareholders was approved by a vote of at least a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved by the Permitted Holders) cease for any reason to constitute a majority of the directors then in office; or (iii) on or after the Closing Date, the
Company fails to own, directly or indirectly, all of the Equity Interests of RIH other than as a result of a merger or consolidation permitted under this Note.
The terms "person" and "group" shall have the meanings ascribed to such terms in
Section 13(d) of the Exchange Act.

               "Charges" shall mean all Federal, state, county, city, municipal, local, foreign or other governmental taxes, levies or assessments relating to
(i) the Obligations, (ii) employees, payroll, income or gross receipts of each
Company Party, (iii) each Company Party's ownership or use of any of its respective assets, (iv) the Casino Property or other assets of any Company
Party, or (v) any other aspect of any Company Party's business.

                "Closing Date" means April 25, 2001.

               "Code" shall mean the Uniform Commercial Code of the jurisdiction with respect to which such term is used, as in effect from time to time.

               "Colony Investors" shall mean Colony Investors IV, L.P.

               "Company" shall have the meaning ascribed thereto in the first paragraph of this Note, together with its successors and assigns, including in connection with any permitted merger.

               "Company Party" shall mean the Company and its Subsidiaries, individually and, in the plural usage, collectively.

               "Contingent Obligation" shall mean, as to any person, any
obligation of such person guaranteeing or intended to guarantee any
Indebtedness, leases, dividends or other obligations ("primary obligations") of any other person (the "primary obligor") in any manner, whether directly or indirectly, including any obligation of such person, whether or not contingent,
(a) to purchase any such primary obligation or any property constituting direct or indirect security therefor; (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; or (d) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business, any product warranty in the ordinary course of business and any lease guarantees executed by any Company Party in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such
Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such person may be liable pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated potential liability in respect thereof (assuming such person is required to perform thereunder) as determined by such person in good faith.

               "CRA" means Colony RIH Acquisitions, Inc., a Delaware corporation.

               "Credit Agreement" means that certain Amended and Restated Credit
Agreement dated as of April 25, 2001, amending and restating the Credit
Agreement dated as of April 5, 2001, among CRA as Borrower; the Guarantors party thereto, the lenders from time to time party thereto, Merrill Lynch & Co.,
Merrill Lynch, Pierce, Fenner & Smith Incorporated, as sole lead arranger and sole bookrunner; The CIT Group/Equipment Financing, Inc., as co-documentation agent, and Bankers Trust Company, as collateral agent, as the same may be amended, supplemented or otherwise modified from time to time. The term Credit
Agreement includes one or more financing arrangements entered into from time to time extending, renewing, replacing or refinancing the predecessor Credit
Agreement so long as the aggregate principal amount of Indebtedness thereunder for all Company Parties does not exceed $90,000,000 (less the amount of any payment required under Section 5.11(h)) at any time outstanding (plus such additional amount not in excess of $500,000 as the Company may designate as a
Working Capital Facility) plus, in the case of any extension, renewal, replacement or refinancing any amount equal to any premium or other payment required to be paid in connection with the same and the amount of fees and expenses of any Company Party are incurred in connection therewith.

               "Creditor" shall mean each of (i) each agent under the Operating
Company Debt, (ii) each issuer of a letter of credit under any Operating Company
Debt, (iii) each lender under the Operating Company Debt, and (iv) each party to a Swap Contract relating to the loans under the Operating Company Debt if at the date of entering into such Swap Contract such person was a such a lender or an
Affiliate of a such a lender.

               "Default" shall mean any event or condition that constitutes an
Event of Default or that would become, with notice or lapse of time or both, an
Event of Default.

               "Disqualified Capital Stock" shall mean, with respect to any person, any Equity Interest or Equity Right of such person that, by its terms or by the terms of any agreement relating thereto (or by the terms of any security into which it is convertible or exercisable or for which it is exchangeable or by the terms of any agreement relating thereto), or upon the happening of any event, matures (excluding any maturity as the result of an optional redemption by the issuer thereof payable to the Company or a Wholly-Owned Subsidiary of the
Company) or is mandatorily redeemable (other than (i) solely for Qualified
Capital Stock, (ii) upon a sale of assets or a Change of Control so long as any such mandatory redemption in the case of a sale of assets or Change of Control is conditioned upon the prior payment in full of the Obligations or (iii) as a result of a redemption required by Gaming Law), for any reason, including pursuant to a sinking fund obligation or otherwise, or is redeemable for any reason at the option of the holder thereof (other than solely for Qualified
Capital Stock or as provided in clause (ii) above) or exchangeable, exercisable or convertible into debt securities of the issuer thereof at the option of the holder thereof, in whole or in part, on or prior to the date which is 181 days after April 25, 2008.

                "Eligible Person" shall mean a Person who is, to the extent required under applicable Gaming Laws, registered or licensed with, approved, qualified or found suitable by, or not disapproved, denied a license, qualification or approval or found unsuitable (whichever may be required under applicable Gaming Law.

               "Equity Interests" shall mean, with respect to any person, any and all shares, interests, participations or other equivalents, including membership interests (however designated, whether voting or non-voting), of capital of such person, including, if such person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, such person, whether outstanding on the date hereof or issued after the Closing Date.

                "Equity Rights" shall mean, with respect to any person, any outstanding subscriptions, options, warrants, commitments, preemptive rights or agreements of any kind (including any stockholders' or voting trust agreements)
for the issuance, sale, registration or voting of, or outstanding securities exercisable or convertible into or exchangeable for, any additional Equity
Interests of any class, or partnership or other ownership interests of any type in, such person.

               "ERISA" shall mean the United States Employee Retirement Income
Security Act of 1974, as amended.

               "Event of Default" shall have the meaning assigned to it in
Section 6.1 hereof.

               "Exchange Act" shall mean the United States Securities Exchange
Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

                "fair market value" shall mean, with respect to any Property, a price (after taking into account any liabilities relating to such Property), as determined by the Company in good faith, that is within a reasonable range of prices which could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction.
               "Fiscal Year" shall mean the fiscal year of the Company.

                "GAAP" shall mean generally accepted accounting principles set forth as of the relevant date in the opinions and pronouncements of the
Accounting Principles Board of the American Institute of Certified Public
Accountants and statements and pronouncements of the Financial Accounting
Standards Board (or agencies with similar functions of comparable stature and authority within the U.S. accounting profession), which are applicable to the circumstances as of the date of determination. For purposes of clarity, accounts of one party required to be disclosed in the accounts of another party solely as a result of disclosure required by the SEC under "pushdown" accounting shall not be treated as the accounts of such other party unless otherwise required under
GAAP.

               "Gaming Approvals" shall mean all licenses, permits,
registrations, authorities, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and all filings, notices or declarations required to be obtained from, and all filings, notices or declarations required to be made with, the New Jersey Casino Control Commission to permit the Company and its Subsidiaries to conduct the businesses in the jurisdictions regulated by the New Jersey Casino Control Commission after the
Closing in substantially the same manner as heretofore conducted.

               "Gaming Authority" means the New Jersey Casino Control Commission and the New Jersey Division of Gaming Enforcement (including any successors to either of them), and any other New Jersey Governmental Authority which regulates gaming in any jurisdiction in the State of New Jersey in which any of the
Company Parties conduct gaming activities and has jurisdiction over such persons.

               "Gaming Law" means any New Jersey Law relating to gaming or gaming activities established by any Gaming Authority.

                "Governmental Authority" shall mean any government or political subdivision of the United States or any other country or any agency, authority, board, bureau, central bank, commission, department or instrumentality thereof or therein, including, without limitation, any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to such government or political subdivision, including any Gaming
Authority.

               "Holder" shall, unless the context otherwise requires, mean, at any time, any holder of all or any portion of the Note at such time, which on the Closing Date shall be SINA.

                "incur" shall mean, with respect to any Indebtedness or other obligation of any person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such person, or to grant or create a Lien upon any Property of such person to secure any Indebtedness of another person (and "incurrence,"
"incurred" and "incurring" shall have meanings correlative to the foregoing).

               "Indebtedness" of any person shall mean, without duplication, (a)
all obligations of such person for borrowed money; (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person; (d) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable and accrued obligations incurred in the ordinary course of business and amounts payable to repurchase Stock in excess of the amount paid in accordance with Section 5.10 hereof); (e) all
Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed (provided, that if such obligations have not been assumed, the amount of such Indebtedness included for the purposes of this definition will be the amount equal to the lesser of the fair market value of such property and the amount of the Indebtedness secured); (f) all Capital Lease
Obligations (including synthetic lease obligations) and Purchase Money
Obligations of such person; (g) all obligations of such person in respect of interest rate protection agreements, foreign currency exchange agreements or other interest or exchange rate hedging arrangements; (h) all obligations of such person as an account party in respect of letters of credit and bankers'
acceptances, except obligations in respect of letters of credit issued in support of obligations not otherwise constituting Indebtedness shall not constitute Indebtedness except to the extent such letter of credit is drawn and not reimbursed within two Business Days; and (i) all Contingent Obligations of
such person in respect of Indebtedness or obligations of others of the kinds referred to in clauses (a) through (h) above. The Indebtedness of any person shall include the Indebtedness of any partnership in which such person is a general partner unless recourse is limited, in which case the amount of such
Indebtedness shall be the limited amount. The amount of Indebtedness of the type referred to in clause (g) above of any person shall be zero unless and until such Indebtedness shall be terminated, in which case the amount of such
Indebtedness shall be the then termination payment due thereunder by such person.

               "Intellectual Property" shall mean patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names, copyrights, trade secrets, know-how and processes.

                "Interest Rate Protection Agreement" shall mean, for any person, an interest rate swap, cap or collar agreement or similar arrangement between such person and one or more financial institutions providing for the transfer or mitigation of interest risks either generally or under specific contingencies.

               "Investment" shall have the meaning assigned to it in Section 5.2 hereof.

               "IPO" shall mean an initial underwritten offering of common stock of the Company for cash pursuant to an effective registration statement under the Securities Act following which the common stock of the Company is listed on a national securities exchange or quoted on the national market system of NASDAQ stock market.

               "Laws" shall mean, collectively, all common law and all
international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents, including without limitation the interpretation thereof by any
Governmental Authority charged with the enforcement thereof.

               "Lender" shall mean the lenders party from time to time to the
Credit Agreement, and their respective successors and assigns.

               "Lien" shall mean, with respect to any Property, any mortgage, lien, pledge, claim, charge, security interest or encumbrance of any kind, any other type of preferential arrangement in respect of such Property having the effect of a security interest, including any easement, right-of-way or other encumbrance on title to Real Property, and any agreement to give any of the foregoing.

               "Majority Holders" means the holders of at least a majority of the outstanding principal amount of the Notes.

               "Material Adverse Effect" shall mean a material adverse effect on
(i) the business, assets, operations or financial or other condition of the
Company Parties taken as a whole or (ii) the Company's ability to pay the
Obligations in accordance with the terms thereof.

               "Maturity Date" shall mean the date on which principal and interest on the Notes have been paid in full.

               "Maximum Lawful Rate" shall have the meaning assigned to it in
Section 2.4(d) hereof.

                "Moody's" shall mean Moody's Investors Service, Inc.

               "New Jersey Casino Control Commission" is the commission defined in New Jersey Statutes Annotated 5:12-14 as amended from time to time.

               "New Jersey Casino Control Act" is set forth in New Jersey
Statutes  Annotated 5:12-1 et seq. as amended from time to time.

               "Note" and "Notes" shall, unless the context otherwise requires, mean this Note and any Accrued Interest Notes, including all amendments, modifications and supplements hereto or thereto, and shall refer to the Notes as the same may be in effect at the time such reference becomes operative.

               "Obligations" shall mean all debts, liabilities, and obligations for monetary amounts (whether or not such amounts are liquidated or determinable) owing by the Company to any Holder and arising under any of the
Notes, and all covenants and duties regarding such amounts, of any kind or nature, present or future, whether or not evidenced by any note, agreement or other instrument, arising under any of the Notes. This term includes, without limitation, all interest, charges, expenses, attorneys' fees and any other sum chargeable to the Company under any of the Notes.

               "Operating Company Debt" means all Indebtedness of any Company
Party or Company Parties for money borrowed from the Lenders or their Affiliates pursuant to the Credit Agreement (but without duplication by virtue of guarantees of Operating Company Debt by Company Parties).

               "Pay Rate" shall mean 6.25% per annum.

                "Permitted Holders" shall mean Colony Investors and any
Affiliates thereof and Thomas J. Barrack, Jr., Nicholas L. Ribis, Colony RIH
Voteco, LLC, Colony GP IV, Inc., Colony Capital IV, L.P. and any investment fund, partnership or other person sponsored by or formed at the direction of
Colony Capital LLC, a Delaware limited liability company, or any successor organization (unless such investment fund, partnership or other person is not managed by a person that is an Affiliate or Related Person of any of the foregoing). As used herein, the term "Related Person" means (a) any controlling stockholder, 80% (or more) directly or indirectly owned Subsidiary, or immediate family member (in the case of an individual), of any Permitted Holder, or (b)
any trust, corporation, partnership or other entity if (x) the beneficiaries, stockholders, partners, members, owners or other persons beneficially owning (as defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act) in the aggregate
80% or more of the voting stock of such trust, corporation, partnership or entity consist of any one or more Permitted Holders or such other Permitted
Holders referred to in clause (a), or (y) a general partner or managing member or person otherwise controlling or having the power to direct or cause the direction or the management and policies of such trust, corporation, partnership or entity is any one or more of the Permitted Holders or such other persons referred to in clause (a).

               "Permitted Encumbrances" means:

               (a) Inchoate Liens for taxes, assessments or governmental charges or levies not yet due and payable or delinquent and Liens for taxes, assessments or governmental charges or levies, which are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, which proceedings (or orders entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien.

               (b) Liens in respect of property of any Company Party imposed by law, which were incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers', warehousemen's, materialmen's, landlord's and mechanics' liens and other similar Liens arising in the ordinary course of business, and which are not delinquent or which are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, which proceedings (or orders entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien.

               (c) Liens in existence on the Closing Date and set forth on
        Schedule 5.8 hereto; provided that the aggregate principal amount of the
        Indebtedness, if any, secured by such Liens does not increase.

               (d)    Liens set forth in the title report issued by First
        American Title Insurance Company No. 111-DA-2020-01 and redated as of the Closing Date.

                (e) Easements, rights-of-way, restrictions (including zoning restrictions), covenants, encroachments, protrusions and other similar charges or encumbrances, and minor title deficiencies on or with respect to any Real Property, in each case whether now or hereafter in existence, not (i) securing Indebtedness, (ii) individually or in the aggregate materially impairing the value or marketability of such Real
        Property and (iii) individually or in the aggregate materially interfering with the conduct of the business of the Company Parties at such Real Property;

               (f) Liens arising out of judgments or awards not resulting in a
        Default and in respect of which such Company Party shall in good faith be prosecuting an appeal or proceedings for review in respect of which there shall be secured a subsisting stay of execution pending such appeal or proceedings; provided that the aggregate amount of all such judgments or awards (and any cash and the fair market value of any property subject to such Liens) does not exceed $3.5 million in the aggregate for all Company Parties at any time outstanding;

               (g) Liens (other than any Lien imposed by ERISA) (i) imposed by law or deposits made in connection therewith in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, (ii) incurred in the ordinary course of business to secure the performance of tenders, statutory obligations (other than excise taxes), surety, stay, customs and appeal bonds, statutory bonds, bids, leases, government contracts, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money)
        or (iii) arising by virtue of deposits made in the ordinary course of business to secure liability for premiums to insurance carriers;
        provided that with respect to clauses (i), (ii) and (iii) hereto such
        Liens are set amounts not yet due and payable or delinquent or, to the extent such amounts are so due and payable, such amounts are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, which proceedings for orders entered in connection with such proceedings have the effect of preventing the forfeiture or sale of the property or assets subject to any such Lien.

               (h) Any operating lease, sublease, franchise, license, occupancy or concession agreement ("Leases") with respect to the assets or properties of any Company Party entered into in the ordinary course of such Person's business (excluding any of the foregoing entered into for financing purposes) so long as such Leases do not, individually or in the aggregate, (i) interfere in any material respect with the ordinary conduct of the business of any Company Party and (ii) materially impair the use (for its intended purposes) by a Company Party or the value of the property subject thereto.

               (i) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by such Company Party in the ordinary course of business in accordance with the past practices of such Company Party.

               (j) Liens arising pursuant to Purchase Money Obligations or
        Capital Lease Obligations incurred pursuant to Section 5.3; provided that (i) the Indebtedness secured by any such Lien (including refinancings thereof) does not exceed 100% of the cost of the property being acquired or leased at the time of the incurrence of such
        Indebtedness and (ii) any such Liens attach only to the property being financed pursuant to such Purchase Money Obligations or Capital Lease
        Obligations and do not encumber any other property of any Company Party
        (it being understood that all Indebtedness to a single lender shall be considered to be a single Purchase Money Obligation, whether drawn at one time or from time to time).

               (k) Bankers' Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by a Company Party, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements;
        provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness.

               (l) Liens on assets of a person existing at the time such person is acquired or merged with or into or consolidated with a Company Party
        (and not created in anticipation or contemplation thereof); provided that such Liens do not extend to assets not subject to such Liens at the time of acquisition (other than improvements thereon) and are no more favorable to the lienholders than the existing Lien.

               (m) Liens incurred in the ordinary course of business of any
        Subsidiary of the Company with respect to obligations (other than
        Indebtedness) that do not in the aggregate exceed $1.0 million for all
        Company Parties at any time outstanding.

               (n) Liens pursuant to the security documents executed by any
        Company Party under the Credit Agreement or any Operating Company Debt.

               (o) Licenses of Intellectual Property granted by any Company
        Party in the ordinary course of business and not interfering in any material respect with the ordinary conduct of the business of such
        Company Party.

               (p) Liens arising under applicable Gaming Laws; provided that no such Lien constitutes a Lien securing repayment of Indebtedness.

                "person" or "Person" shall mean any individual, corporation, company, voluntary association, partnership, limited liability company, joint venture, trust, other entity, unincorporated organization or government (or any agency, instrumentality or political subdivision thereof).

               "Property" shall mean any right, title or interest in or to property or assets of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible and including all contract rights, real property interests, trademarks, trade names, equipment and proceeds of the foregoing and
Equity Interests or other ownership interests of any person.

               "Purchase Money Obligation" shall mean, for any person, the obligations of such person in respect of Indebtedness incurred for the purpose of financing all or any part of the purchase price of any Property (including
Equity Interests of any person) or the cost of installation, construction or improvement of any property or assets and any refinancing thereof; provided, however, that such Indebtedness is incurred within 135 days after such acquisition of such Property by such person.

               "Qualified Capital Stock" shall mean with respect to any person any Equity Interests of such person which is not Disqualified Capital Stock.

               "Real Property" shall mean all right, title and interest of any
Company (including, without limitation, any leasehold estate) in and to a parcel of real property owned or operated by any Company, whether by lease, license or other use or occupancy agreement, together with, in each case, all improvements and appurtenant fixtures, equipment, personal property, easements and other property and rights incidental to the ownership, lease or operation thereof or thereon.

               "Restricted Payment" shall mean (i) the declaration of any dividends or any other payment or distribution of cash or other property or assets in respect of a Company Party's (other than any dividend or distribution consisting solely of shares of Qualified Capital Stock) or (ii) any payment on account of the purchase, redemption, acquisition or other retirement of a
Company Party's Stock or other payment or distribution made in respect thereof, either directly or indirectly (other than any payment consisting solely of shares of Qualified Capital Stock).

               "RIH" shall mean Resorts International Hotel, Inc., a New Jersey corporation.

               "S & P" shall mean Standard & Poor's, a division of The McGraw Hill
Companies.

               "SEC" shall mean the United States Securities and Exchange
Commission.

               "Securities Act" shall mean the United States Securities Act of
1933, as amended, and all rules and regulations of the SEC promulgated thereunder.

               "SIHL" shall mean Sun International Holdings Limited, a
corporation organized under The Commonwealth of the Bahamas.

                "Stock" shall mean all shares, options, warrants, general or limited partnership interests, limited liability company interests, participations or other equity securities or interests or equivalents
(regardless of how designated) of or in a corporation, partnership, limited liability company or other entity, whether voting or nonvoting, including, without limitation, common stock, preferred stock, or any other "equity security" (as such term is defined in Rule 311-1 of the General Rules and
Regulations promulgated by the SEC under the Exchange Act).

               "Subsidiary" shall mean, with respect to any person, any
corporation, partnership or other entity of which at least a majority of the securities or other ownership interests having by the terms thereof ordinary voting power to elect a majority of the board of directors or other persons performing similar functions of such corporation, partnership or other entity
(irrespective of whether or not at the time securities or other ownership interests of any other class or classes of such corporation, partnership or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such person and/or one or more Subsidiaries of such person.

               "Swap Contract" shall mean any agreement entered into in the ordinary course of business (as a bona fide hedge and not for speculative purposes) (including any master agreement and any schedule or agreement, whether or not in writing, relating to any single transaction) that is an interest rate swap agreement, basis swap, forward rate agreement, commodity swap, commodity option, equity or equity index swap or option, bond option, interest rate option, foreign exchange agreement, rate cap, collar or floor agreement, currency swap agreement, cross-currency rate swap agreement, option, currency option or any other similar agreement (including any option to enter into any of the foregoing) and is designed to protect any Company against fluctuations in interest rates, currency exchange rates, commodity prices, or similar risks
(including any Interest Rate Protection Agreement entered into pursuant to the
Credit Agreement).

                "Title Company" shall mean First American Title Insurance
Company or such other title insurance or abstract company as shall be designated by Administrative Agent.

                "Transaction Documents" shall mean documents effecting the
Transactions, in each case all documents related thereto and all exhibits, appendices, schedules and annexes to any thereof.

               "Transactions" shall mean the financings and transactions to occur on the Closing Date, including, the consummation of the acquisition under the Acquisition Agreement, the contribution of equity into the Company, the issuance of this Note, the payment of a dividend by RIH to CRA consisting of the
RIH Note and the borrowings under the Credit Agreement.

               "Voting Stock" shall mean, with respect to any Person, the capital stock (including any and all shares, interests (including partnership, membership and other equity interests), participations, rights in, or other equivalents (however designated and whether voting or nonvoting) of, such capital stock, and any and all rights, warrants or options exchangeable for or convertible or exercisable into such capital stock) of such Person that ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only as long as no senior class of Equity Interests has such voting power by reason of any contingency.

               "Warehouse Assets" shall mean all right, title and interest of
CRA in and to the parcels of land located at 117 N. Delaware,  Atlantic  City,
New Jersey,  122 N. New Jersey Ave., Atlantic City, New Jersey and 113-15 N.
Delaware Ave., Atlantic City,  New  Jersey,   together  with  all  existing
strips,  gores,  easements, rights-of-way,  privileges,  appurtenances, development rights and other rights pertaining thereto and located thereon.

                "Wholly-Owned Subsidiary" shall mean, with respect to any
person, any corporation, partnership or other entity of which all of the Equity
Interests (other than, in the case of a corporation, directors' qualifying shares or nominee shares required under applicable law) are directly or indirectly owned or controlled by such person and/or one or more Wholly-Owned
Subsidiaries of such person.

               "Working Capital Facility" shall have the meaning assigned to it in Section 5.3 hereof.